2014
REPORT TO
SHAREHOLDERS
December 9, 2014

TABLE OF CONTENTS

MANAGEMENT’S DISCUSSION AND ANALYSIS
1.0	PREFACE		3
2.0	CAUTION REGARDING FORWARD-LOOKING STATEMENTS		3
3.0	OUR BUSINESS		5
	3.1	Recent developments
	3.2	Overview
	3.3	Our operating segments
	3.4	Our operations
	3.5	Competitive environment
4.0	STRATEGY AND OBJECTIVES		10
5.0	OPERATING RESULTS		13
	5.1	Non-GAAP financial measures
	5.2	Business acquisitions
	5.3	Selected annual information
	5.4	Consolidated operating review
	5.5	Segmented operating review
	5.6	Summary of quarterly results
	5.7	Fourth quarter results
6.0	FINANCIAL CONDITION		24
7.0	CASH FLOWS		26
8.0	LIQUIDITY AND CAPITAL RESOURCES		27
9.0	LEGAL PROCEEDINGS		30
10.0	OUTLOOK		30
11.0	FINANCIAL RISK MANAGEMENT		30
12.0	CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS		35
13.0	ACCOUNTING POLICIES AND NEW ACCOUNTING STANDARDS NOT YET APPLIED		37
14.0	RELATED PARTY TRANSACTIONS		39
15.0	DISCLOSURE CONTROLS AND PROCEDURES		40
16.0	INTERNAL CONTROL OVER FINANCIAL REPORTING		40
17.0	RISKS AND UNCERTAINTIES		41
18.0	DEFINITION AND RECONCILIATION OF NON-GAAP FINANCIAL MEASURES		50
MANAGEMENT’S RESPONSIBILITY FOR FINANCIAL REPORTING			52
AUDITED ANNUAL CONSOLIDATED FINANCIAL STATEMENTS			53
NOTES TO AUDITED ANNUAL CONSOLIDATED FINANCIAL STATEMENTS			59

MANAGEMENT’S DISCUSSION AND ANALYSIS

1.0	PREFACE

1.1 Definitions

In this annual Management’s Discussion and Analysis (MD&A), “Gildan”, the “Company”, or the words “we”, “us”, and “our” refer, depending on the context, either to Gildan Activewear Inc. or to Gildan Activewear Inc. together with its subsidiaries.

1.2 Date and approval by the Board of Directors

In preparing this MD&A, we have taken into account all information available to us up to December 9, 2014, the date of this MD&A. The audited annual consolidated financial statements and this MD&A were reviewed by Gildan’s Audit and Finance Committee and were approved and authorized for issuance by our Board of Directors.

1.3 Accounting framework

All financial information contained in this annual MD&A and in the audited annual consolidated financial statements has been prepared in accordance with International Financial Reporting Standards (IFRS), except for certain information discussed in the section entitled “Definition and reconciliation of non-GAAP financial measures” in this annual MD&A.

1.4 Additional information

Additional information about Gildan, including our 2014 Annual Information Form, is available on our website at www.gildan.com, on the SEDAR website at www.sedar.com, and on the EDGAR section of the U.S. Securities and Exchange Commission website (which includes the Annual Report on Form 40-F) at www.sec.gov.

This annual MD&A comments on our operations, financial performance and financial condition as at and for the years ended October 5, 2014 and September 29, 2013. All amounts in this MD&A are in U.S. dollars, unless otherwise noted. For a complete understanding of our business environment, trends, risks and uncertainties and the effect of accounting estimates on our results of operations and financial condition. This MD&A should be read in conjunction with Gildan’s audited annual consolidated financial statements for the year ended October 5, 2014 and the related notes when reading this MD&A.

2.0	CAUTION REGARDING FORWARD-LOOKING STATEMENTS

Certain statements included in this MD&A constitute “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and Canadian securities legislation and regulations, and are subject to important risks, uncertainties and assumptions. This forward-looking information includes, amongst others, information with respect to our objectives and the strategies to achieve these objectives, as well as information with respect to our beliefs, plans, expectations, anticipations, estimates and intentions. In particular, information appearing under the headings “Strategy and objectives” and “Outlook” contain forward looking statements. Forward-looking statements generally can be identified by the use of conditional or forward-looking terminology such as “may”, “will”, “expect”, “intend”, “estimate”, “project”, “assume”, “anticipate”, “plan”, “foresee”, “believe” or “continue” or the negatives of these terms or variations of them or similar terminology. We refer you to the Company’s filings with the Canadian securities regulatory authorities and the U.S. Securities and Exchange Commission, as well as the risks described under the “Financial risk management”, “Critical accounting estimates and judgments” and “Risks and uncertainties” sections of this MD&A for a discussion of the various factors that may affect the Company’s future results. Material factors and assumptions that were applied in drawing a conclusion or making a forecast or projection are also set out throughout this document.

Forward-looking information is inherently uncertain and the results or events predicted in such forward-looking information may differ materially from actual results or events. Material factors, which could cause

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actual results or events to differ materially from a conclusion, forecast or projection in such forward-looking information, include, but are not limited to:

•
our ability to implement our growth strategies and plans, including achieving market share gains, obtaining and successfully introducing new sales programs, increasing capacity, implementing cost reduction initiatives and completing and successfully integrating acquisitions;

•	the intensity of competitive activity and our ability to compete effectively;
•	adverse changes in general economic and financial conditions globally or in one or more of the markets we serve;
•	our reliance on a small number of significant customers;
•	the fact that our customers do not commit contractually to minimum quantity purchases;
•	our ability to anticipate, identify or react to changes in consumer preferences and trends;
•	our ability to manage production and inventory levels effectively in relation to changes in customer demand;
•	fluctuations and volatility in the price of raw materials used to manufacture our products, such as cotton, polyester fibres, dyes and other chemicals;
•	our dependence on key suppliers and our ability to maintain an uninterrupted supply of raw materials and finished goods;
•	the impact of climate, political, social and economic risks in the countries in which we operate or from which we source production;
•
disruption to manufacturing and distribution activities due to such factors as operational issues, disruptions in transportation logistic functions, labour disruptions, political or social instability, bad weather, natural disasters, pandemics and other unforeseen adverse events;

•	changes to international trade legislation that the Company is currently relying on in conducting its manufacturing operations or the application of safeguards thereunder;
•	factors or circumstances that could increase our effective income tax rate, including the outcome of any tax audits or changes to applicable tax laws or treaties;
•	compliance with applicable environmental, tax, trade, employment, health and safety, anti-corruption, privacy and other laws and regulations in the jurisdictions in which we operate;
•
our significant reliance on computerized information systems for our business operations, including our JD Edwards Enterprise Resource Planning (ERP) system which is currently being upgraded to the latest system release, Enterprise One;

•	adverse changes in third party licensing arrangements and licensed brands;
•	our ability to protect our intellectual property rights;
•	changes in our relationship with our employees or changes to domestic and foreign employment laws and regulations;
•
negative publicity as a result of actual, alleged or perceived violations of labour and environmental laws or international labour standards, or unethical labour or other business practices by the Company or one of its third-party contractors;

•	our dependence on key management and our ability to attract and/or retain key personnel;
•	changes to and failure to comply with consumer product safety laws and regulations;
•	changes in accounting policies and estimates;
•	exposure to risks arising from financial instruments, including credit risk, liquidity risk, foreign currency risk and interest rate risk, as well as risks arising from commodity prices;
•	the adverse impact of any current or future legal and regulatory actions; and
•	an actual or perceived breach of data security.

These factors may cause the Company’s actual performance and financial results in future periods to differ materially from any estimates or projections of future performance or results expressed or implied by such forward-looking statements. Forward-looking statements do not take into account the effect that transactions or non-recurring or other special items announced or occurring after the statements are made, may have on the Company’s business. For example, they do not include the effect of business dispositions, acquisitions, other business transactions, asset write-downs, asset impairment losses or other charges announced or occurring after forward-looking statements are made. The financial impact of such

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transactions and non-recurring and other special items can be complex and necessarily depends on the facts particular to each of them.

There can be no assurance that the expectations represented by our forward-looking statements will prove to be correct. The purpose of the forward-looking statements is to provide the reader with a description of management’s expectations regarding the Company’s future financial performance and may not be appropriate for other purposes. Furthermore, unless otherwise stated, the forward-looking statements contained in this report are made as of the date hereof, and we do not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise unless required by applicable legislation or regulation. The forward-looking statements contained in this report are expressly qualified by this cautionary statement.

3.0	OUR BUSINESS

3.1 Recent developments

•
The Company announced that it will be transitioning to a new fiscal year-end in 2015. As a result of this transition, the Company’s year-end will take place on the Sunday closest to December 31, rather than the first Sunday following September 28. The change in year-end recognizes that the seasonality of the overall consolidated sales revenues for the Company is changing due to the increasing importance of the Branded Apparel segment. The Company’s business planning cycle is becoming more aligned with the calendar year, and this change will provide better visibility on retail program placements and cotton fixations. In addition, the change in year-end will be better aligned with Gildan’s industry comparables.

For purposes of its regulatory filings, the Company will report results for the 15-month transition period of October 6, 2014 through January 3, 2016. The Company’s first 12-month fiscal year on a calendar basis will begin on January 4, 2016 and end on January 1, 2017. The Company has provided supplemental financial information on its website containing recast financial information for 2011 to 2013 on a calendar-year basis. Readers are cautioned, however, that it may not be appropriate to use such information for any other purpose. Recast consolidated financial statements for 2014 on a calendar-year basis will be available on the Company’s website following the Company’s earnings release for the quarter ending January 4, 2015.

•
The Company has decided to take major strategic pricing actions in Printwear to reinforce its leadership position in the industry. The Company has decided to significantly lower base selling prices and reduce and simplify its discount structure, in order to be responsive to distributors and enhance their ability and visibility to plan their business. In addition, these strategic pricing actions are expected to stimulate end-use demand and drive unit sales volume and earnings growth in calendar 2015 and beyond. The Company has historically followed a strategy to continue to invest in low-cost manufacturing capacity and cost reduction projects and pass through a portion of the resulting cost reductions into lower selling prices. The selling price reductions reflect the pass through of a portion of the expected cost savings from the Company’s investments in new yarn-spinning facilities, in order to drive further growth and market penetration. The price reductions also reflect the further reduction in the price of cotton futures in recent months.

The Company will be applying the benefit of the reduction in selling prices announced on December 3, 2014 to existing distributor inventories in the form of a distributor inventory devaluation discount projected to be approximately $45 million, which will be reflected as a deduction from net sales in the 3-month period ending January 4, 2015.

The projected financial impact of the reduction in selling prices and the distributor inventory devaluation discount is included in a detailed discussion of management’s expectations as to its outlook for fiscal 2015, which is contained in its fourth quarter earnings results press release dated December 4, 2014 under the sections entitled “Outlook for the 3-Month Period Ending January 4, 2015” and “Outlook for the 12-Months Ending January 3, 2016”.

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•
On December 4, 2014, the Company announced the initiation of a normal course issuer bid (NCIB) to purchase for cancellation up to 6.1 million common shares, and a 20% increase in the amount of the current quarterly dividend. In addition, subsequent to the fiscal year-end, the Company also increased its bank credit facility from $800 million to $1 billion with an extension of the maturity date, in order to provide the Company with financing flexibility to initiate the NCIB while at the same time pursue potential future acquisition opportunities. These developments are described in more detail in the discussion of “Liquidity and capital resources” in section 8 of this MD&A.

•
As previously disclosed in our interim Management’s Discussion and Analysis dated July 30, 2014, on July 7, 2014, the Company acquired substantially all of the operating assets and assumed certain liabilities of Doris Inc. (Doris) for cash consideration of $101.7 million, plus additional contingent payments of up to $9.4 million, payable based on the achievement of targets for growth in sales revenues for a three-year period from the date of the acquisition. The acquisition was financed by the utilization of the Company’s revolving long-term bank credit facility. Doris is a marketer and manufacturer of branded sheer hosiery, legwear and shapewear products to retailers in Canada and the United States. See section 5.2.1 of this MD&A for more information.

3.2 Overview

Gildan is a leading supplier of quality branded basic family apparel, including T-shirts, fleece, sport shirts, underwear, socks, hosiery, and shapewear. We sell our products under a diversified portfolio of company-owned brands, including the Gildan®, Gold Toe® and Anvil® brands and brand extensions, as well as the recently acquired Secret®, Silks® and Therapy Plus™ brands. The Company also has licensing arrangements for the Under Armour®, Mossy Oak® and New Balance® brands. We distribute our products in printwear markets in the U.S. and Canada, as well as in Europe, Asia-Pacific and Latin America. We also market our products to a broad spectrum of retailers primarily in the U.S. and Canada. The Company also manufactures for select leading global athletic and lifestyle consumer brands.

Gildan owns and operates vertically-integrated, large-scale manufacturing facilities which are primarily located in Central America and the Caribbean Basin and are strategically positioned to efficiently service the quick replenishment needs of its customers in the printwear and retail markets. Gildan has over 43,000 employees worldwide and is committed to industry-leading labour and environmental practices at all of its facilities.

3.3 Our operating segments

The Company manages and reports its business under two operating segments, Printwear and Branded Apparel, each of which is a reportable segment for financial reporting purposes. Each segment has its own management that is accountable and responsible for the segment’s operations, results and financial performance. These segments are principally organized by the major customer markets they serve. The following summary describes the operations of each of the Company’s operating segments:

3.3.1 Printwear segment
The Printwear segment, headquartered in Christ Church, Barbados, designs, manufactures, sources, markets and distributes undecorated activewear products in large quantities primarily to wholesale distributors in printwear markets in over 30 countries across North America, Europe, Asia-Pacific and Latin America. Through our Printwear segment, we sell mainly activewear products consisting of undecorated or “blank” T-shirts, fleece and sport shirts which are marketed primarily under our own brands, Gildan®, Gildan Performance™ and Anvil®. Through a license arrangement we also sell performance activewear products under the New Balance® brand. Wholesale distributors sell our products to screenprinters and embroiderers, who decorate the products with designs and logos and sell the imprinted activewear to a highly diversified range of end-use markets, including educational institutions, athletic dealers, event merchandisers, promotional product distributors, charity organizations, entertainment promoters, travel and tourism venues and retailers. Our activewear products are used in a variety of daily activities by individuals, including work and school uniforms and athletic team wear, and for various other purposes to convey individual, group and team identity.

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3.3.2 Branded Apparel segment
The Branded Apparel segment, headquartered in Charleston, South Carolina, designs, manufactures, sources, markets and distributes branded family apparel, which includes athletic, casual and dress socks, underwear and activewear products, primarily to U.S. retailers. More recently, with the acquisition of Doris, the Company’s product-line has been expanded to include branded sheer hosiery, legwear and shapewear products which are sold to retailers in Canada and the United States. We market our products primarily under our company-owned and licensed brands, as well as select national retailers’ brands. Although the main focus of the Company’s growth strategy is the continued development of its company-owned brands, the Company is also pursuing the opportunity to grow its sales as a supply chain partner to select targeted global consumer brands, including major sportswear and family entertainment brands for which we manufacture and decorate products.

The following table summarizes the current retail distribution of various product categories under Company-owned and licensed brands:

Brand	Primary products	Retail distribution channels
Gildan®	Socks, underwear, activewear	Mass-market, regional department stores, craft channel
Gildan Platinum™	Socks, underwear	Department stores, major national chain
Smart Basics™	Socks, activewear	Dollar store channel
Gold Toe®	Socks, activewear	Department stores, national chains, price clubs
G®	Socks, underwear, activewear	Department stores, national chains
PowerSox®	Athletic socks	Sports specialty, national chains, department stores
GT a Gold Toe brand®	Socks	Mass-market
Silvertoe®	Socks	National chains
Signature Gold by Goldtoe™	Socks	Mass-market
All Pro®	Athletic socks	Mass-market
Under Armour® (under license agreement – exclusive in the U.S.)	Athletic socks	Sports specialty, department stores
Mossy Oak® (under license agreement – worldwide distribution rights)	Socks, activewear, underwear, loungewear, thermals	Sports specialty, national chain, mass-market, price clubs, dollar store channel
Secret® *	Sheer/pantyhose, tights/leggings, shapewear, socks	Mass-market, food and drug
Silks® *	Sheer/pantyhose, tights/leggings	Department stores, national chains, price clubs
Therapy Plus™ *	Legwear, foot solutions/socks	Mass-market, department stores
Kushyfoot® *	Legwear, foot solutions/socks	Food and drug

*Brands acquired as part of the acquisition of Doris, effective July 7, 2014 (see section 5.2). Secret® and Silks® are registered trademarks in Canada only and Kushyfoot® is only registered in the U.S.

3.4 Our operations

3.4.1 Manufacturing
The vast majority of our products are manufactured in facilities that we own and operate. Our vertically-integrated manufacturing operations include capital-intensive yarn-spinning, textile, sock, and sheer manufacturing facilities, as well as labour-intensive sewing plants. We satisfy the vast majority of our yarn requirements, which are mainly cotton-based, by sourcing from third-party U.S. yarn suppliers with which we have supply agreements, as well as from our own yarn-spinning operations in the U.S. A small portion of our yarn requirements is sourced outside of the U.S. At our yarn-spinning facilities, we convert cotton

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and other fibres into yarn. In our textile plants, we convert yarn into dyed and cut fabric which is subsequently transferred for assembly into activewear and underwear garments to sewing facilities we operate in owned or leased premises. Textiles produced in our facilities in Honduras are assembled at our sewing facilities in Honduras and Nicaragua. Textiles produced at our manufacturing facility in the Dominican Republic are sewn at our sewing facilities in the Dominican Republic and third-party contractor operations in Haiti. Our facility in Bangladesh comprises both textile and sewing production. In our integrated sock manufacturing facilities, we convert yarn into finished socks. The majority of our sock production does not require sewing as the equipment used in our facilities knit the entire sock with a seamless toe closing operation.

Our manufacturing operations are primarily based out of our largest manufacturing hub in Central America and a second large hub in the Caribbean Basin, which are strategically located to efficiently service the quick replenishment requirements of our markets. In addition, we also own a small vertically-integrated manufacturing facility in Bangladesh for the production of activewear, which mainly serves our international markets. We also have screenprinting and decorating capabilities in Central America and in the U.S. to support our sales to leading global athletic and lifestyle consumer brands. During fiscal 2014, in order to expand our retail brand and product offering in Canada and the U.S., we acquired sheer hosiery operations with knitting, dyeing and packaging capabilities in a facility in Montreal, Québec. While we internally produce the majority of the products we sell, we also have sourcing capabilities to complement our large scale, vertically-integrated manufacturing.

The following table provides a summary of our manufacturing operations by geographic area:

	Canada	United States	Central America	Caribbean Basin	Asia
Yarn-spinning facilities		▪ Clarkton, NC ▪ Cedartown, GA ■ Salisbury, NC (2 facilities) (1) ▪ Mocksville, NC (under development)
Textile facilities			▪ Honduras - Rio Nance 1 - Rio Nance 2 - Rio Nance 5 - Anvil Knitwear Honduras (AKH)	▪ Dominican Republic	▪ Bangladesh
Sewing facilities(2)			▪ Honduras (4 facilities) ▪ Nicaragua (3 facilities)	▪ Dominican Republic (3 facilities)	▪ Bangladesh
Sock / Sheer manufacturing facilities	▪ Montreal, QC(3)		▪ Honduras - Rio Nance 3 - Rio Nance 4
(1) One facility is a ring-spun yarn facility which is currently being ramped-up and we completed the construction of a second facility for the production of open-end yarn, which is targeted to commence operations in the last calendar quarter of 2014.
(2) We also use the services of third-party sewing contractors, primarily in Haiti, to support textile production from the Dominican Republic.
(3) Acquired as part of the acquisition of Doris, effective July 7, 2014.

Yarn-spinning capacity expansion
During fiscal 2013, we began to execute on a significant yarn-spinning manufacturing initiative in order to support our projected sales growth and planned capacity expansion, and to continue to pursue our business model of investing in global vertically-integrated low-cost manufacturing technology and in product technology, which we believe will provide consistent superior product quality. We acquired the remaining 50% interest of a joint venture in fiscal 2013, which included two yarn-spinning facilities located in Clarkton, NC and Cedartown, GA, which were subsequently refurbished and modernized during fiscal 2014. In addition, we started to invest in new greenfield yarn-spinning facilities. A new yarn-spinning facility

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in Salisbury, NC for the production of ring-spun yarn began production in the second quarter of fiscal 2014. The Company also constructed a second yarn-spinning facility in North Carolina, adjacent to the ring-spinning facility, which is expected to commence operations in the last calendar quarter of 2014. In addition, construction of a new yarn-spinning facility in Mocksville, NC is currently underway.

Textile manufacturing expansion
During fiscal 2013, we invested in the modernization and refurbishment of our Rio Nance 1 facility in order to improve the facility’s capabilities and cost efficiency. Production at Rio Nance 1 restarted in the fourth quarter of fiscal 2013 and production ramp-up was essentially completed by the end of fiscal 2014. Over the last year, the Company also invested in the reconfiguration and the upgrading of equipment at the former Anvil manufacturing facility in Honduras to support its growth in more specialized performance and fashion products. During fiscal 2014 the Company announced plans for further textile capacity expansion. The Company plans to construct a new textile facility, Rio Nance 6, which will be located at the Company’s Rio Nance complex in Honduras. The new Rio Nance facility is intended to support the introduction of more higher-valued products and optimize manufacturing efficiencies at the Company’s other textile facilities. Development of the site for Rio Nance 6 is currently underway and the facility is expected to begin production in 2016. The Company also announced plans to construct its first facility in Costa Rica, which is strategically located for duty-free, quota-free access to the Company’s major markets in the U.S. The facility will be located in the province of Guanacaste in north-western Costa Rica, close to the Company’s sewing plants in Nicaragua and accessible to ports on both the eastern and western coasts of the country. The Costa Rica facility is expected to begin production in 2017.

3.4.2 Sales, marketing and distribution
Our sales and marketing offices are responsible for customer-related functions, including sales management, marketing, customer service, credit management, sales forecasting and production planning, as well as inventory control and logistics for each of their respective operating segments. Our two primary distribution centres out of which we service our printwear and retail markets are located in the U.S. In addition, during fiscal 2014, the Company essentially completed the construction of a new distribution centre in Honduras.

Printwear segment
Our sales and marketing office servicing our global printwear markets is located in Christ Church, Barbados. We distribute our activewear products for the printwear markets primarily out of our main distribution centre in Eden, NC. We also use third-party warehouses in the western United States, Canada, Mexico, Colombia, Europe and Asia to service our customers in these markets.

Branded Apparel segment
Our primary sales and marketing office for our Branded Apparel segment is located in Charleston, SC at the same location as our primary distribution centre servicing our retail customers. In addition, we service retail customers from smaller distribution centres in North Carolina, South Carolina and Canada. We also operate 51 retail stores located in outlet malls throughout the United States.

3.4.3 Employees and corporate office
We currently employ over 43,000 employees worldwide. Our corporate head office is located in Montreal, Canada.

3.5 Competitive environment

The markets for our products are highly competitive and are served by domestic and international manufacturers or suppliers. Competition is generally based upon price, with reliable quality and service also being critical requirements for success. Our competitive strengths include our expertise in building and operating large-scale, vertically-integrated, strategically-located manufacturing hubs. Our capital investments in manufacturing allow us to operate efficiently and reduce costs, offer competitive pricing, maintain consistent product quality, and a reliable supply chain, which efficiently services replenishment programs with short production/delivery cycle times. Continued investment and innovations in our

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manufacturing processes have also allowed us to deliver enhanced product features, further improving the value proposition of our product offering to our customers. Consumer brand recognition and appeal are also important factors in the retail market. The Company is focused on further developing its brands and is continuing to make significant investments in advertising to support the further enhancement of its Gildan® and Gold Toe® brands. Our commitment to leading environmental and social responsibility practices is also an area of investment for the Company and an important factor for our customers.

3.5.1 Printwear segment
Our primary competitors in North America include major apparel manufacturers such as Fruit of the Loom, Inc. (Fruit of the Loom) and Russell Corporation (Russell), both subsidiaries of Berkshire Hathaway Inc. (Berkshire), as well as Hanesbrands Inc. (Hanesbrands). We also compete with smaller U.S.-based competitors, including Alstyle Apparel, a division of Ennis Corp., Delta Apparel Inc., American Apparel, Inc., Color Image Apparel, Inc., Next Level Apparel, as well as Central American and Mexican manufacturers. In addition, we compete with private label brands sold by some of our customers. Competitors in the European printwear market include Fruit of the Loom and Russell, as well as competitors that do not have integrated manufacturing operations and source products from suppliers in Asia.

3.5.2 Branded Apparel segment
In the retail channel, we compete primarily with Hanesbrands, Berkshire’s subsidiaries Fruit of the Loom and Russell, Renfro Corporation, Jockey International, Inc., Kayser Roth Corporation and Spanx, Inc. In addition, we compete with brands of well-established U.S. fashion apparel and sportswear companies, as well as private label brands sold by our customers that source primarily from Asian manufacturers.

4.0	STRATEGY AND OBJECTIVES

Our growth strategy comprises the following four initiatives:

4.1	Continue to pursue additional printwear market penetration and opportunities

While we have achieved a leadership position in the U.S. and Canadian printwear channels, particularly within the basics category servicing wholesale distributors, we believe we can broaden our market opportunity by pursuing deeper penetration in the fashion basics and sports performance product categories in the North American printwear market, where our participation in these categories has not been as extensive as in the basics category. We intend to continue to leverage our vertical manufacturing platform, cost advantage and distributor reach to grow in all product categories, including basics, through product expansion and brand diversification. We also intend to continue to expand our presence in international printwear markets such as Europe, Asia-Pacific and Latin America which currently represent approximately 8% of the Company’s total consolidated net sales, by expanding distribution and by leveraging our brands.

We are pursuing further market penetration in North America and internationally with our expanded portfolio of brands, each with a different brand positioning. In addition to our leading Gildan® brand, our printwear brand portfolio includes the Anvil® brand which has been repositioned to focus on contemporary ring-spun products featuring fashion fitted styles. In the sports performance category, we market our products under our Gildan Performance™ brand and the licensed New Balance® brand. Both performance brand offerings feature moisture management and anti-microbial properties to enhance long-lasting performance.

We are pursuing further sales growth through continued introduction of new products such as softer T-shirts, the expansion of our performance product lines, new styles tailored for women, enhanced sport shirts offerings and workwear assortments. New product introductions could also allow us to service certain niches of the printwear channel which we do not currently participate in.

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Fiscal 2014 highlights
•
We continued penetration into our targeted international markets. Sales in international markets grew by approximately 17%, with particularly strong growth in Europe and Asia-Pacific where sales in these markets increased close to 30%, and we entered new markets in Latin America.

•
We significantly enhanced our Gildan® branded sport shirt product-line offering, to be launched at the start of 2015 with softer fabrics using higher-end yarns, such as combed ring spun, dual blends and sports performance fabrics and styles. We believe the updated product-line significantly enhances our competitive positioning in the uniform, workwear and sports performance categories.

•
At the start of fiscal 2014 we launched the new Anvil® line, targeting a younger, more fashion-conscious consumer, featuring fashion fitted styles with ring spun yarn, to further complement the Gildan® product offering in the printwear market.

•
The Anvil® product-line was further expanded to include tri-blend styles, including polyester, combed ring spun cotton and rayon, a growing fabric trend in the apparel industry. The tri-blends will be launched as part of the Anvil® product-line in 2015.

4.2	Continue penetration of retail market as a full-line supplier of branded family apparel

We intend to continue to leverage our existing core competencies, successful business model and competitive strengths to grow our sales to U.S. retailers. As in the printwear channel, success factors in penetrating the retail channel include consistent quality, competitive pricing and fast and flexible replenishment, together with a commitment to corporate social responsibility and environmental sustainability. We intend to leverage our current distribution with retailers, our manufacturing scale and expertise and our ongoing marketing investment to support the further development of company-owned and licensed brands to create additional sales growth opportunities in activewear, underwear, socks and sheer hosiery. The Company is making significant investments in advertising for the further development of its Gildan® and Gold Toe® portfolio of consumer brands.

Although we are primarily focused on further developing our company-owned brands, we are also focused on building our relationships and growing our sales as a supply chain partner to select global athletic and lifestyle brands that are increasingly looking to source from manufacturers that meet rigorous quality and social compliance criteria, with an efficient supply chain strategically located in the Western Hemisphere. Our manufacturing operations combined with our screenprinting and apparel decorating capabilities allow us to provide a more streamlined sourcing solution for these brands. We believe there is an opportunity to leverage these relationships to expand into other product categories, such as socks, performance products and underwear.

Fiscal 2014 highlights
•
In just over one year of having obtained our first national Gildan® branded men’s underwear program with a major mass-market retailer, the Gildan® brand was the number 3 men’s underwear brand during the three-month period ended September 30, 2014 and achieved a market share of 7.5% in the month of September, according to the  NPD Group’s Retail Tracking Service.

•
During fiscal 2014, we continued to expand shelf space with retailers and secure new program placements of Gildan®, Gold Toe® and related brand extensions for 2015 in all product categories and in various channels of retail distribution.

•
Effective October 1, 2014, we extended our worldwide license for the Mossy Oak® brand for activewear, underwear and socks on an exclusive basis for a term of ten years. The previous initial license agreement was for a three-year term. We secured new programs for 2015 under the licensed Mossy Oak® brand in multiple product categories and in various channels of distribution in retail.

•
During fiscal 2014, we increased our sales to global lifestyle brands and expanded into the socks category, and we secured new printed and performance activewear programs with major sportswear brands for 2015.

•
We acquired Doris, a marketer and manufacturer of branded sheer hosiery, legwear and shapewear products to retailers in Canada and the United States. The acquisition provides an immediate platform for retail distribution in Canada to offer Gildan® and Gold Toe® products, and provides the opportunity to offer sheer hosiery, legwear and shapewear products to our existing U.S. customer base. In addition, the acquisition broadens the Company’s retail distribution network in the United States due to Doris’

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MANAGEMENT’S DISCUSSION AND ANALYSIS

strong presence in the food and drug channel. The Company believes this acquisition also represents a first step in building a ladies intimate apparel platform over time.

4.3	Continue to increase capacity to support our planned sales growth and generate manufacturing and distribution cost reductions

We plan to continue to increase capacity to support our planned sales growth. We are continuing to seek to optimize our cost structure by adding new low-cost capacity, investing in projects for cost-reduction and further vertical-integration, as well as for additional product quality enhancement.

Fiscal 2014 highlights
•
The ramp-up of the Rio Nance 1 and Anvil textile facilities in Honduras were essentially completed by the end of the fiscal year. The facilities have been reconfigured and upgraded with new equipment in order to support the Company’s planned growth in underwear and in more specialized performance and fashion basic products.

•	We announced plans for further textile capacity expansion, including a new textile facility in Honduras and a new textile facility in Costa Rica as described under Section 3.4.1 of this MD&A.
•	We also added new sock manufacturing equipment for higher-valued sock production.
•	The Company essentially doubled its underwear sewing capacity.
•
We completed the refurbishment and modernization of our yarn-spinning facilities in Clarkton, NC and Cedartown, GA. We started production at our first ring-spun yarn facility in Salisbury, NC in the second quarter of fiscal 2014 and the facility is ramping up as planned. We completed the construction of a second yarn-spinning facility in Salisbury for the production of open-end yarn, which is targeted to commence operations in the last calendar quarter of 2014. Construction of a third facility at Mocksville, NC is underway.

•
The Company also continued to execute its plans to reduce its reliance on high-cost fossil fuels and further reduce its impact on the environment through the investment in biomass projects as an alternate source of natural renewable energy, and other initiatives to increase the efficiency of its energy-intensive equipment and processes, which reflect the Company’s commitment to environmental sustainability.

•	We essentially completed the construction of a new distribution centre in the Rio Nance complex in Honduras.

4.4	Pursue complementary acquisitions

In order to enhance our organic growth, we will continue to seek complementary strategic acquisition opportunities which meet our return on investment criteria, based on our risk-adjusted cost of capital.

Fiscal 2014 highlights
•
On July 7, 2014, we acquired Doris, a marketer and manufacturer of branded sheer hosiery, legwear and shapewear products to retailers in Canada and the United States. See section 5.2.1 in this MD&A for more information.

We are subject to a variety of business risks that may affect our ability to maintain our current market share and profitability, as well as our ability to achieve our short and long-term strategic objectives. These risks are described under the “Financial risk management” and “Risks and uncertainties” sections of this annual MD&A.

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MANAGEMENT’S DISCUSSION AND ANALYSIS

5.0	OPERATING RESULTS

5.1 Non-GAAP financial measures

We use non-GAAP financial measures (non-GAAP measures) to assess our operating performance. Securities regulations require that companies caution readers that earnings and other measures adjusted to a basis other than IFRS do not have standardized meanings and are unlikely to be comparable to similar measures used by other companies. Accordingly, they should not be considered in isolation. We use non-GAAP measures including adjusted net earnings, adjusted diluted EPS, adjusted EBITDA, free cash flow, total indebtedness, and net indebtedness (cash in excess of total indebtedness) to measure our performance from one period to the next without the variation caused by certain adjustments that could potentially distort the analysis of trends in our operating performance, and because we believe such measures provide meaningful information on the Company’s financial condition and financial performance.

We refer the reader to section 18.0 entitled “Definition and reconciliation of non-GAAP financial measures” in this annual MD&A for the definition and complete reconciliation of all non-GAAP measures used and presented by the Company to the most directly comparable IFRS measures.

5.2 Business acquisitions

We completed one business acquisitions in fiscal 2014, and two in fiscal 2013, which are described below. The Company accounted for these acquisitions using the acquisition method in accordance with IFRS 3, Business Combinations, and the results of each acquisition have been consolidated with those of the Company from the respective dates of acquisition. The Company has determined the fair value of the assets acquired and liabilities assumed based on management's best estimate of their fair values and taking into account all relevant information available at that time. Please refer to note 5 to the 2014 audited annual consolidated financial statements for a summary of the amounts recognized for the assets acquired and liabilities assumed at the dates of acquisitions.

5.2.1 Doris
On July 7, 2014, the Company acquired substantially all of the operating assets and assumed certain liabilities of Doris for cash consideration of $101.7 million, plus additional contingent payments of up to $9.4 million, payable based on the achievement of targets for growth in sales revenues for a three-year period from the date of the acquisition. The acquisition was financed by the utilization of the Company’s revolving long-term bank credit facility. Doris is a marketer and manufacturer of branded sheer hosiery, legwear and shapewear products to retailers in Canada and the United States. The acquisition immediately provides Gildan with an established sales organization and a platform for retail distribution of the Gildan® and Gold Toe® brands in Canada. In addition, the acquisition further enhances and expands the Company’s consumer brand portfolio within its existing U.S. retail distribution network and further broadens the Company’s retail distribution network in the United States due to Doris’ strong presence in the food and drug channel. The Company believes this acquisition also represents a first step in building a ladies' intimate apparel platform over time.

The audited annual consolidated financial statements for the year ended October 5, 2014 include the results of Doris from July 7, 2014 to October 5, 2014. The results of Doris are included in the Branded Apparel segment.

5.2.2 New Buffalo
On June 21, 2013, the Company acquired substantially all of the assets and assumed certain liabilities of New Buffalo and its operating affiliate in Honduras, for cash consideration of $5.8 million, and a balance due of $0.5 million. The transaction also resulted in the effective settlement of $4.0 million of trade accounts receivable from New Buffalo prior to the acquisition. New Buffalo was a leader in screenprinting and apparel decoration, which provided high-quality screenprinting and decoration of apparel for global athletic and lifestyle brands. The rationale for the acquisition of New Buffalo was to complement the further development of the Company’s relationships with the major consumer brands which it supplies, and this customer base is expected to fully utilize the capacity of the New Buffalo facilities. The Company financed

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MANAGEMENT’S DISCUSSION AND ANALYSIS

the acquisition through the utilization of its revolving long-term bank credit facility. The acquisition of New Buffalo, while strategically significant, was in itself not material to the Company’s results for fiscal 2013.

The audited annual consolidated financial statements for the year ended September 29, 2013 include the results of New Buffalo from June 21, 2013 to September 29, 2013. The results of New Buffalo are included in the Branded Apparel segment.

5.2.3 CanAm
On October 29, 2012, the Company acquired the remaining 50% interest of CanAm Yarns, LLC (CanAm), a jointly-controlled entity, for cash consideration of $11.1 million. The entity was subsequently renamed Gildan Yarns, LLC (Gildan Yarns). The Company financed the acquisition through the utilization of its revolving long-term bank credit facility. At the time of the acquisition Gildan Yarns operated yarn-spinning facilities in the U.S. in Cedartown, GA and Clarkton, NC, and all of the output from these facilities was utilized by the Company in its manufacturing operations.

5.3 Selected annual information

(in $ millions, except per share amounts or otherwise indicated)				Variation 2014-2013		Variation 2013-2012
	2014	2013	2012	$	%	$	%

Net sales	2,360.0	2,184.3	1,948.3	175.7	8.0%	236.0	12.1%
Gross profit	658.7	634.0	396.1	24.7	3.9%	237.9	60.1%
SG&A expenses	286.0	282.6	226.0	3.4	1.2%	56.6	25.0%
Operating income	369.4	342.7	155.1	26.7	7.8%	187.6	121.0%
Adjusted EBITDA(1)	468.3	446.8	264.8	21.5	4.8%	182.0	68.7%
Net earnings	359.6	320.2	148.5	39.4	12.3%	171.7	115.6%
Adjusted net earnings(1)	362.0	330.3	157.3	31.7	9.6%	173.0	110.0%

Basic EPS	2.95	2.64	1.22	0.31	11.7%	1.42	116.4%
Diluted EPS	2.92	2.61	1.22	0.31	11.9%	1.39	113.9%
Adjusted diluted EPS(1)	2.94	2.69	1.29	0.25	9.3%	1.40	108.5%

Gross margin	27.9%	29.0%	20.3%	n/a	(1.1) pp	n/a	8.7 pp
SG&A expenses as a percentage of sales	12.1%	12.9%	11.6%	n/a	(0.8) pp	n/a	1.3 pp
Operating margin	15.7%	15.7%	8.0%	n/a	- pp	n/a	7.7 pp

Total assets	2,593.0	2,043.7	1,896.4	549.3	26.9%	147.3	7.8%
Total non-current financial liabilities	157.0	-	181.0	157.0	n/a	(181.0)	(100.0)%
Cash dividends declared per common share	0.432	0.360	0.300	0.07	20.0%	0.06	20.0%
(1) See section 18.0 "Definition and reconciliation of non-GAAP financial measures" in this MD&A.
Certain minor rounding variances exist between the consolidated financial statements and this summary.

5.4 Consolidated operating review

5.4.1 Net sales
				Variation 2014-2013		Variation 2013-2012
(in $ millions)	2014	2013	2012	$	%	$	%

Segmented net sales
Printwear	1,559.6	1,468.7	1,334.3	90.9	6.2%	134.4	10.1%
Branded Apparel	800.4	715.6	614.0	84.8	11.9%	101.6	16.5%
Total net sales	2,360.0	2,184.3	1,948.3	175.7	8.0%	236.0	12.1%
Certain minor rounding variances exist between the consolidated financial statements and this summary.

Fiscal 2014 compared to fiscal 2013
The increase in consolidated net sales in fiscal 2014 compared to fiscal 2013 was primarily attributable to higher unit volumes and a more favourable product-mix in both operating segments, higher net selling prices in Printwear, and the acquisition of Doris which contributed $21.0 million.

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MANAGEMENT’S DISCUSSION AND ANALYSIS

Consolidated net sales for fiscal 2014 of $2.36 billion were below the Company's guidance provided on July 31, 2014 of net sales slightly in excess of $2.4 billion, due to lower than anticipated Branded Apparel segment sales in the fourth quarter of fiscal 2014 as discussed in more detail in Section 5.5.2 of this MD&A.

Fiscal 2013 compared to fiscal 2012
The increase in consolidated net sales in fiscal 2013 compared to fiscal 2012 was due to the acquisition of Anvil, which accounted for approximately half of the increase, combined with organic growth in Printwear unit sales volumes, including a 14% unit sales volume increase in international printwear markets despite capacity constraints which limited the Company’s ability to fully capitalize on seasonal peak demand, as well as increased Branded Apparel segment sales driven by higher sales of Gildan® branded activewear and underwear to retail customers. These positive factors were partially offset by lower net selling prices for Printwear, and slightly lower sock sales primarily in the first half of the fiscal year.

5.4.2 Gross profit
				Variation	Variation
(in $ millions, or otherwise indicated)	2014	2013	2012	2014-2013	2013-2012

Gross profit	658.7	634.0	396.1	24.7	237.9
Gross margin	27.9%	29.0%	20.3%	(1.1) pp	8.7 pp
Certain minor rounding variances exist between the consolidated financial statements and this summary.

Consolidated gross profit is the result of our net sales less cost of sales. Gross margin reflects gross profit as a percentage of sales. Our cost of sales includes all raw material costs, manufacturing conversion costs, including manufacturing depreciation expense, sourcing costs, inbound freight and inter-facility transportation costs, and outbound freight to customers. Cost of sales also includes the costs of purchased finished goods, costs relating to purchasing, receiving and inspection activities, manufacturing administration, third-party manufacturing services, sales-based royalty costs, insurance, inventory write-downs, and customs and duties. Our reporting of gross profit and gross margin may not be comparable to these metrics as reported by other companies, since some entities include warehousing and handling costs, and/or exclude depreciation expense, outbound freight to customers and royalty costs from cost of sales.

Fiscal 2014 compared to fiscal 2013
As a percentage of sales, gross profit declined by 110 basis points in fiscal 2014 compared to last year. The decline in gross margins primarily reflected the impact of transitional manufacturing inefficiencies, particularly in Branded Apparel, and inflationary cost increases which more than offset the benefit of lower promotional spending in Printwear. The manufacturing inefficiencies were incurred as the Company further enhanced product capabilities and expanded production capacity in sock and textile operations, and trained new sewing operators to support the Company’s rapid growth in Branded Apparel sales revenues and brand penetration. Inefficiencies in fiscal 2014 also included the impact of product rework and repackaging costs to service key retail programs and mitigate the impact of capacity constraints in Branded Apparel. These factors negatively impacted gross margins in fiscal 2014 by approximately 90 basis points compared to last year. The gross margin decline also reflected higher cotton costs which negatively impacted gross margins by approximately 70 basis points in fiscal 2014 compared to last year. The impact of higher cotton costs was only partially passed through into higher net selling prices in Printwear, and selling prices for Branded Apparel were not increased in order to drive unit volume growth.

Fiscal 2013 compared to fiscal 2012
The improvement in gross margin for fiscal 2013 compared to fiscal 2012 was mainly due to significantly lower cotton costs and increased supply chain and manufacturing efficiencies due primarily to the completion of the ramp-up of Rio Nance 5 and cost reduction projects, including the biomass project at Rio Nance, as well as more favourable product-mix for Branded Apparel, all of which more than offset lower net selling prices for Printwear.

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MANAGEMENT’S DISCUSSION AND ANALYSIS

Gross margins in fiscal 2012, particularly in the first half and part of the third quarter of fiscal 2012, were significantly impacted by the negative effect of the consumption of inventory manufactured with cotton purchased at historically-high cotton price levels as a result of the rise of cotton prices which occurred in fiscal 2011. In addition, before consuming this high-cost inventory, the Company reduced selling prices at the beginning of fiscal 2012, in order to stimulate a recovery in demand in the U.S. distributor channel and reinforce the Company’s industry leading position in the channel. Consequently, the Company’s gross margin in fiscal 2012 was negatively impacted relative to historical levels due to the misalignment of industry selling prices and the cost of cotton in inventories being consumed.

5.4.3 Selling, general and administrative expenses
				Variation	Variation
(in $ millions, or otherwise indicated)	2014	2013	2012	2014-2013	2013-2012

SG&A expenses	286.0	282.6	226.0	3.4	56.6
SG&A expenses as a percentage of sales	12.1%	12.9%	11.6%	(0.8) pp	1.3 pp
Certain minor rounding variances exist between the consolidated financial statements and this summary.

Fiscal 2014 compared to fiscal 2013
The increase in selling, general and administrative (SG&A) expenses in fiscal 2014 compared to fiscal 2013 was primarily due to the acquisition of Doris and slightly higher volume-driven distribution expenses, partially offset by lower variable compensation expenses and the favourable impact of the weaker Canadian dollar on corporate head office expenses. Lower SG&A expenses as a percentage of sales reflected the benefit of volume leverage in Branded Apparel.

Fiscal 2013 compared to fiscal 2012
The increase in SG&A expenses in fiscal 2013 compared to fiscal 2012 was due to increased marketing and advertising expenses, higher variable performance-driven compensation expenses, the impact of the acquisition of Anvil and higher volume-driven distribution costs.

5.4.4 Restructuring and acquisition-related costs
				Variation	Variation
(in $ millions)	2014	2013	2012	2014-2013	2013-2012

Facility closures and relocations	2.1	5.9	6.0	(3.8)	(0.1)
Business acquisitions and changes in
management structure	1.1	2.9	9.0	(1.8)	(6.1)
Restructuring and acquisition-related costs	3.2	8.8	15.0	(5.6)	(6.2)
Certain minor rounding variances exist between the consolidated financial statements and this summary.

Restructuring and acquisition-related costs are comprised of costs directly related to the closure of business locations or the relocation of business activities, changes in management structure, as well as transaction, exit and integration costs incurred pursuant to business acquisitions.

Costs related to facility closures and relocations of $2.1 million in fiscal 2014 related primarily to a loss of $1.9 million incurred on the final settlement on the wind-up of the Gold Toe defined benefit pension plan. In fiscal 2013, most of the $5.9 million in facility closure and relocation costs related to the integration of Anvil, including a charge of $2.5 million for costs related to the exit of an Anvil administrative office lease in fiscal 2013. In fiscal 2012, facility closure and relocation costs of $6.0 million consisted primarily of asset write-downs and employee termination and benefit costs incurred in connection with facilities closed in prior years.

Costs related to business acquisitions and changes in management structure of $1.1 million in fiscal 2014 related mainly to transaction costs incurred in connection with the acquisition of the net operating assets of Doris. In fiscal 2013, costs related to business acquisitions and changes in management structure of $2.9 million included a loss on business acquisition achieved in stages of $1.5 million relating to the acquisition of CanAm. In fiscal 2012, costs related to business acquisitions and changes in management

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MANAGEMENT’S DISCUSSION AND ANALYSIS

structure of $9.0 million related primarily to costs incurred, net of a purchase gain on business acquisition, pursuant to the acquisition of Anvil.

Please refer to note 18 to the 2014 annual audited consolidated financial statements for additional information related to restructuring and acquisition-related costs.

For closed facilities which are included in assets held for sale, the Company expects to incur additional carrying costs which will be accounted for as restructuring charges as incurred until all assets related to the closures are disposed. Any fair value adjustments and gains or losses on the disposal of the assets held for sale will also be accounted for as restructuring charges as incurred.

5.4.5 Operating income
				Variation	Variation
(in $ millions, or otherwise indicated)	2014	2013	2012	2014-2013	2013-2012

Operating income	369.4	342.7	155.1	26.7	187.6
Operating margin	15.7%	15.7%	8.0%	- pp	7.7 pp
Certain minor rounding variances exist between the consolidated financial statements and this summary.

Fiscal 2014 compared to fiscal 2013
The increase in operating income in fiscal 2014 compared to fiscal 2013 was primarily due to higher gross profit and the acquisition of Doris partially offset by lower restructuring and acquisition-related expenses. The consolidated operating profit margin for fiscal 2014 was flat compared to last year as slightly improved operating margins in Printwear were offset by lower operating margins in Branded Apparel, which reflected the negative impact of transitional manufacturing inefficiencies that more than offset the benefit of SG&A expense volume leverage.

Fiscal 2013 compared to fiscal 2012
The increase in operating margins in fiscal 2013 compared to fiscal 2012 was due to an increase in gross profit margins. The increase in operating income reflected a significant improvement from both operating segments due primarily to increased sales, lower cotton costs, increased manufacturing efficiencies and lower restructuring and acquisition-related expenses, partially offset by higher SG&A expenses.

5.4.6 Financial expenses, net
				Variation	Variation
(in $ millions)	2014	2013	2012	2014-2013	2013-2012

Interest expense on financial liabilities
recorded at amortized cost	2.1	3.9	7.3	(1.8)	(3.4)
Recognition of deferred hedging loss on
interest rate swaps	-	4.7	-	(4.7)	4.7
Bank and other financial charges	3.3	3.7	3.7	(0.4)	-
Interest accretion on discounted provisions	0.3	0.3	0.3	-	-
Foreign exchange (gain) loss	(2.8)	0.2	0.3	(3.0)	(0.1)
Derivative gain on financial instruments not
designated for hedge accounting	-	(0.8)	-	0.8	(0.8)
Financial expenses, net	2.9	12.0	11.6	(9.1)	0.4
Certain minor rounding variances exist between the consolidated financial statements and this summary.

Fiscal 2014 compared to fiscal 2013
The decrease in net financial expenses in fiscal 2014 was due to lower interest expense as a result of lower effective interest rates on our revolving long-term bank credit facility, as well as higher foreign exchange gains in the current year mainly due to the favourable revaluation of monetary assets and liabilities denominated in foreign currencies, and the non-recurrence of the deferred hedging loss on interest rate swap contracts recognized in fiscal 2013.

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MANAGEMENT’S DISCUSSION AND ANALYSIS

Fiscal 2013 compared to fiscal 2012
The increase in net financial expenses in fiscal 2013 was mainly due to the recognition of a deferred hedging loss on interest rate swap contracts, offset by lower interest expense as a result of the reduction of amounts drawn on our revolving long-term bank credit facility.

5.4.7 Income taxes
The Company’s average effective tax rate, excluding the impact of restructuring and acquisition-related costs, is calculated as follows:

				Variation	Variation
(in $ millions, or otherwise indicated)	2014	2013	2012	2014-2013	2013-2012

Earnings before income taxes	366.5	330.7	144.1	35.8	186.6
Income tax expense (recovery)	7.0	10.5	(4.3)	(3.5)	14.8
Average effective income tax rate	1.9%	3.2%	(3.0)%	(1.3) pp	6.2 pp

Earnings before income taxes and restructuring
and acquisition-related costs	369.7	339.5	159.1	30.2	180.4
Income tax expense excluding tax recoveries
on restructuring and acquisition-related costs(1)	7.8	13.9	1.9	(6.1)	12.0
Average effective income tax rate, excluding the impact
of restructuring and acquisition-related costs	2.1%	4.1%	1.2%	(2.0) pp	2.9 pp
(1) Tax recoveries on restructuring and acquisition-related costs are presented in the reconciliation of net earnings to adjusted net earnings in section 5.4.8 below.
Certain minor rounding variances exist between the consolidated financial statements and this summary.

Fiscal 2014 compared to fiscal 2013
The income tax expense of $7.0 million for fiscal 2014 included an income tax recovery of $0.8 million related to restructuring and acquisition-related costs. The average effective income tax rate, excluding the impact of restructuring and acquisition-related costs, was 2.1% in fiscal 2014, compared to 4.1% in fiscal 2013. The decrease was due primarily to an income tax recovery relating to the recognition of a deferred tax asset to the extent of the acquired deferred tax liabilities resulting from the Doris transaction.

Fiscal 2013 compared to fiscal 2012
The income tax expense of $10.5 million for fiscal 2013 included an income tax recovery of $3.4 million related to restructuring and acquisition-related costs. The average effective income tax rate, excluding the impact of restructuring and acquisition-related costs, was 4.1% in fiscal 2013, compared to 1.2% in fiscal 2012. The increase was due primarily to the improved profitability of our Branded Apparel segment.

The Company’s growth plans for the Branded Apparel segment are expected to result in an increased proportion of the Company’s profits earned in higher tax rate jurisdictions, and consequently, would result in an increase to the Company’s overall effective income tax rate in future years.

GILDAN 2014 REPORT TO SHAREHOLDERS P.18

MANAGEMENT’S DISCUSSION AND ANALYSIS

5.4.8 Net earnings, adjusted net earnings, and earnings per share measures
				Variation	Variation
(in $ millions, except per share amounts)	2014	2013	2012	2014-2013	2013-2012

Net earnings	359.6	320.2	148.5	39.4	171.7
Adjustments for:
Restructuring and acquisition-related costs	3.2	8.8	15.0	(5.6)	(6.2)
Recognition of deferred hedging loss on
interest rate swaps	-	4.7	-	(4.7)	4.7
Income tax recovery on restructuring and
acquisition-related costs	(0.8)	(3.4)	(6.2)	2.6	2.8
Adjusted net earnings(1)	362.0	330.3	157.3	31.7	173.0
Basic EPS	2.95	2.64	1.22	0.31	1.42
Diluted EPS	2.92	2.61	1.22	0.31	1.39
Adjusted diluted EPS(1)	2.94	2.69	1.29	0.25	1.40
(1) See section 18.0 "Definition and reconciliation of non-GAAP financial measures" in this MD&A.
Certain minor rounding variances exist between the consolidated financial statements and this summary.

Fiscal 2014 compared to fiscal 2013
The increase in net earnings and adjusted net earnings in fiscal 2014 compared to fiscal 2013 was primarily due to higher operating income in Printwear and decreases in net financial expenses and income taxes, partially offset by lower operating income in Branded Apparel.

Adjusted diluted EPS of $2.94 for fiscal 2014 were below the Company’s earnings guidance of $3.00-$3.03 per share provided on July 31, 2014 mainly as a result of lower than anticipated sales from Branded Apparel in the fourth quarter of fiscal 2014 as discussed in more detail in Section 5.5.2 in this MD&A, partially offset by lower than expected income taxes.

Fiscal 2013 compared to fiscal 2012
The increase in net earnings and adjusted net earnings in fiscal 2013 compared to fiscal 2012 was primarily due to the significant improvement in operating income from both the Printwear and Branded Apparel segments, partially offset by higher income taxes.

5.5 Segmented operating review

(in $ millions, or otherwise indicated)	2014	2013	Variation $	Variation %

Segmented net sales:
Printwear	1,559.6	1,468.7	90.9	6.2%
Branded Apparel	800.4	715.6	84.8	11.9%
Total net sales	2,360.0	2,184.3	175.7	8.0%

Segment operating income:
Printwear	389.0	364.4	24.6	6.8%
Branded Apparel	73.2	78.4	(5.2)	(6.6)%
Total segment operating income	462.2	442.8	19.4	4.4%
Corporate and other(1)	(92.8)	(100.1)	7.3
Total operating income	369.4	342.7	26.7	7.8%
(1) Includes corporate head office expenses, restructuring and acquisition-related costs, and amortization of intangible assets.
Certain minor rounding variances exist between the financial statements and this summary.

	2014	2013	Variation

Segment operating margin:
Printwear	24.9%	24.8%	0.1 pp
Branded Apparel	9.1%	11.0%	(1.9) pp

GILDAN 2014 REPORT TO SHAREHOLDERS P.19

MANAGEMENT’S DISCUSSION AND ANALYSIS

5.5.1 Printwear

Net sales
We achieved an increase of 6.2% in Printwear despite soft market conditions during the year, impacted in part by unseasonable weather conditions which particularly affected seasonal demand of T-shirts during the peak selling season. The increase in Printwear net sales in fiscal 2014 compared to fiscal 2013 was primarily attributable to higher unit sales driven by strong growth from international markets such as Europe and Asia-Pacific and the benefit of an extra week of shipments in fiscal 2014 compared to fiscal 2013, a more favourable product-mix, as well as higher net selling prices due to lower promotional spending. The extra week occurs every sixth year in order to realign the Company’s 52-week fiscal year with the calendar year.

Printwear net sales were in line with the Company’s guidance provided on July 31, 2014 of net sales slightly in excess of $1.55 billion.

Operating income
The increase in Printwear operating income in fiscal 2014 compared to fiscal 2013 was mainly due to higher sales. Printwear operating margins for fiscal 2014 of 24.9% were essentially flat compared to last year as higher cotton costs and other inflationary cost increases were largely offset by the benefit of more favourable product-mix and higher net selling prices due to lower promotional spending in the year.

5.5.2 Branded Apparel

Net sales
The increase in Branded Apparel sales in fiscal 2014 compared to fiscal 2013 reflected higher sales of Company-owned and licensed brand programs, as well as strong growth in sales to global lifestyle brands, partially offset by a decline in sales of private label programs. In addition, Branded Apparel sales included the impact of the Doris acquisition in the fourth quarter of fiscal 2014 which contributed $21.0 million of sales revenues.

Branded Apparel net sales of $800.4 million for fiscal 2014 were below the Company’s guidance provided on July 31, 2014 of net sales of approximately $850 million due to lower than anticipated sales in the fourth quarter of fiscal 2014. Sales to retailers in all product categories were lower than projected due to inventory destocking by retailers, the delayed timing of fleece programs which the Company serviced in October, and weaker than anticipated market demand.

Operating income
The decline in Branded Apparel operating income in fiscal 2014 compared to fiscal 2013 was due to lower operating margins, which more than offset the contribution from the increase in sales. The decline in operating margins for Branded Apparel was primarily attributable to transitional manufacturing inefficiencies to support the introduction of new retail programs and inflationary cost increases, which negatively impacted margins by approximately 160 basis points in fiscal 2014, together with the impact of higher cotton costs, which the Company has not passed through into higher selling prices in Branded Apparel in order to drive its brand penetration and market share growth. These factors more than offset the positive impact on operating margins of increased sales volume leverage on SG&A expenses.

5.6 Summary of quarterly results

The table below sets forth certain summarized unaudited quarterly financial data for the eight most recently completed quarters in accordance with IFRS. This quarterly information is unaudited and has been prepared on the same basis as the audited annual consolidated financial statements. The operating results for any quarter are not necessarily indicative of the results to be expected for any period.

GILDAN 2014 REPORT TO SHAREHOLDERS P.20

MANAGEMENT’S DISCUSSION AND ANALYSIS

				2014				2013
(in $ millions, except per share amounts)	Q4(1)	Q3	Q2	Q1	Q4	Q3	Q2	Q1

Net sales	666.0	693.8	548.8	451.4	626.2	614.3	523.0	420.8
Net earnings	122.7	116.0	79.2	41.7	96.8	115.8	72.3	35.3
Net earnings per share
Basic(2)	1.01	0.95	0.65	0.34	0.80	0.95	0.60	0.29
Diluted(2)	1.00	0.94	0.64	0.34	0.79	0.94	0.59	0.29
Weighted average number of
shares outstanding (in ‘000s)
Basic	121,984	121,792	121,610	121,672	121,555	121,446	121,365	121,455
Diluted	123,279	123,214	123,157	123,046	122,929	122,759	122,629	122,491
(1) Reflects the acquisition of Doris from July 7, 2014.
(2) Quarterly EPS may not add to year-to-date EPS due to rounding.
Certain minor rounding variances exist between the consolidated financial statements and this summary.

5.6.1 Seasonality and other factors affecting the variability of results and financial condition
Our results of operations for interim periods and for full fiscal years are impacted by the variability of certain factors, including, but not limited to, changes in end-use demand and customer demand, our customers’ decision to increase or decrease their inventory levels, changes in our sales mix, and fluctuations in selling prices and raw material costs. While our products are sold on a year-round basis, our business experiences seasonal changes in demand which results in quarterly fluctuations in operating results. Historically, consolidated net sales have been lowest in the first fiscal quarter and highest in the second half of the fiscal year, reflecting the seasonality of our operating segments’ net sales. For our Printwear segment, demand for T-shirts is lowest in the first fiscal quarter, and highest in the third quarter of each fiscal year when distributors purchase inventory for the peak Summer selling season. Demand for fleece is typically highest, in advance of the Fall and Winter seasons, in the third and fourth quarters of each fiscal year. For our Branded Apparel segment, sales are higher during the back-to-school period and the Christmas holiday selling season. Historically, our Branded Apparel segment sales have been highest in the fourth fiscal quarter.

Historically, the seasonal sales trends of our business have resulted in fluctuations in our inventory levels throughout the year, in particular a build-up of T-shirt inventory levels in the first half of the fiscal year.

Our results are also impacted by fluctuations in the price of raw materials and other input costs. Cotton and polyester fibres are the primary raw materials used in the manufacture of our products, and we also use chemicals, dyestuffs and trims which we purchase from a variety of suppliers. Cotton prices are affected by consumer demand, global supply, which may be impacted by weather conditions in any given year, speculation on the commodities market, the relative valuations and fluctuations of the currencies of producer versus consumer countries and other factors that are generally unpredictable. While we enter into contracts in advance of delivery to establish firm prices for the cotton component of our yarn requirements, our realized cotton costs can fluctuate significantly between interim and annual reporting periods. Energy costs in our results of operations are also affected by fluctuations in crude oil, natural gas and petroleum prices, which can also influence transportation costs and the cost of related items used in our business, such as polyester fibres, chemicals, dyestuffs and trims.

Business acquisitions may affect the comparability of results. As noted in the table under “Summary of quarterly results”, the quarterly financial data reflects the acquisition of Doris, effective July 7, 2014. The consolidated results of the Company for fiscal 2014 include net sales of $21.0 million and net earnings of $3.2 million relating to Doris’ results of operation since the date of acquisition. The acquisition of New Buffalo, effective June 21, 2013 and the acquisition of the remaining 50% interest in our yarn joint venture CanAm, effective October 29, 2012, have not materially impacted the results of the Company.

Management decisions to consolidate or reorganize operations, including the closure of facilities, may result in significant restructuring costs in an interim or annual period. In addition, the effect of asset write-downs, including provisions for bad debts and slow moving inventories, can affect the variability of our

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MANAGEMENT’S DISCUSSION AND ANALYSIS

results. The section entitled “Restructuring and acquisition-related costs” in this annual MD&A contains a discussion of costs related to the Company’s restructuring activities and business acquisitions.

Our reported amounts for sales, SG&A expenses, and financial expenses/income are impacted by fluctuations in the U.S. dollar versus certain other currencies as described in the “Financial risk management” section of this annual MD&A. The Company may periodically use derivative financial instruments to manage risks related to fluctuations in foreign exchange rates.

5.7 Fourth quarter results

(in $ millions, except per share amounts or otherwise indicated)	Q4-2014	Q4-2013	Variation $	Variation %

Net sales	666.0	626.2	39.8	6.4%
Gross profit	192.1	176.9	15.2	8.6%
SG&A expenses	72.2	69.7	2.5	3.6%
Operating income	119.4	106.1	13.3	12.5%
Adjusted EBITDA(1)	144.1	132.0	12.1	9.2%
Net earnings	122.7	96.8	25.9	26.8%
Adjusted net earnings(1)	122.8	102.0	20.8	20.4%

Basic EPS	1.01	0.80	0.21	26.3%
Diluted EPS	1.00	0.79	0.21	26.6%
Adjusted diluted EPS(1)	1.00	0.83	0.17	20.5%

Gross margin	28.8%	28.2%	n/a	0.6 pp
SG&A expenses as a percentage of sales	10.8%	11.1%	n/a	(0.3) pp
Operating margin	17.9%	16.9%	n/a	1.0 pp
(1) See section 18.0 "Definition and reconciliation of non-GAAP financial measures" in this MD&A.

(in $ millions)	Q4-2014	Q4-2013	Variation $	Variation %

Segmented net sales:
Printwear	435.8	423.9	11.9	2.8%
Branded Apparel	230.2	202.2	28.0	13.8%
Total net sales	666.0	626.1	39.9	6.4%

Segment operating income:
Printwear	118.9	112.0	6.9	6.2%
Branded Apparel	22.5	18.1	4.4	24.3%
Total segment operating income	141.4	130.1	11.3	8.7%
Corporate and other(1)	(22.0)	(23.9)	1.9	7.9%
Total operating income	119.4	106.2	13.2	12.4%
(1) Includes corporate head office expenses, restructuring and acquisition-related costs, and amortization of intangible assets.

Consolidated net sales for the fourth quarter of fiscal 2014 increased by 6.4% reflecting higher sales in both operating segments.

Net sales for the Printwear segment in the fourth quarter of fiscal 2014 amounted to $435.8 million, up 2.8% from $423.9 million in the fourth quarter of fiscal 2013 primarily due to higher net selling prices in the quarter and more favourable product-mix, partially offset by weaker demand.

Net sales for Branded Apparel were $230.2 million, up 13.8% from $202.2 million in the fourth quarter of last year mainly due to increased sales of underwear and activewear and the acquisition of Doris, partially offset by lower sock sales. Sales of underwear were up by approximately 60%, in spite of a high level of promotional activity from other national brands during the back-to-school period. During the three-month period ended September 30, 2014, the Gildan® brand remained in the no.3 position in men’s underwear and achieved a market share of 7.5% in the month of September, according to the NPD Group’s Retail

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Tracking Service. The lower sales of socks compared to last year was entirely due to lower sales of private label and our decision to exit from a licensing arrangement. Gold Toe® men’s and ladies’ socks continued the upward trend of gaining market share. Sales to retailers in all product categories were impacted by retailer inventory destocking.

Consolidated gross margins in the fourth quarter of fiscal 2014 were 28.8%, up from 28.3% in the fourth quarter last year. The improvement in consolidated gross margins was primarily due to more favourable product-mix in both operating segments, higher net selling prices in Printwear compared to last year and the impact of the acquisition of Doris, partially offset by the impact of inflationary cost increases and continuing transitional manufacturing inefficiencies related to the integration of new retail products. Cotton costs in the fourth quarter of fiscal 2014 were essentially comparable to cotton costs in the fourth quarter of last year.

SG&A expenses in the fourth quarter were $72.2 million, compared with $69.7 million in the fourth quarter of last year. The increase in SG&A expenses was due to the acquisition of Doris. SG&A expenses excluding the impact of the Doris acquisition were slightly down compared to last year mainly due to lower variable compensation expenses, partially offset by higher advertising expenses. Excluding the impact of Doris, SG&A expenses as a percentage of sales in the fourth quarter of fiscal 2014 were 10.5% compared to 11.1% a year ago.

Consolidated operating income in the fourth quarter increased by 12.5% driven by increases of 6.2% and 24.3% in segment operating income for Printwear and Branded Apparel, respectively, as well as lower restructuring and acquisition-related costs.

In the fourth quarter, the Printwear segment reported operating income of $118.9 million, up 6.2% compared to $112.0 million in the fourth quarter of fiscal 2013. Operating margins for Printwear were 27.3%, compared with 26.4% in the fourth quarter of last year due to higher net selling prices and more favourable product-mix.

The Branded Apparel segment reported quarterly operating income of $22.5 million, up 24.3% compared with $18.1 million in the fourth quarter of fiscal 2013. Operating margins were 9.8%, compared to 8.9% a year ago. The increase in operating margins for Branded Apparel reflected more favourable product-mix and the impact of the acquisition of Doris. These factors more than offset inflationary cost increases and the impact of continued transitional manufacturing inefficiencies incurred to support the introduction of new retail products.

Income taxes in the fourth quarter of fiscal 2014 decreased compared to the same period last year as a result of the recognition of a tax benefit following the acquisition of Doris, as well as a year-to-date true-up adjustment to the income tax provision as a result of lower than projected sales for Branded Apparel in the fourth quarter.

Consolidated net earnings for the fourth quarter of fiscal 2014 were up 26.8% compared to the fourth quarter of fiscal 2013. Adjusted net earnings were $122.8 million or $1.00 per share for the fourth fiscal quarter ended October 5, 2014, up 20.4% and 20.5% respectively compared with adjusted net earnings of $102.0 million or $0.83 per share before reflecting restructuring and acquisition-related costs and a charge for unwinding interest rate swaps in the fourth quarter of the previous year. The growth in adjusted net earnings and EPS in the fourth quarter compared to last year was due to higher sales in both operating segments, including the impact of the acquisition of Doris, combined with lower income tax and financial expenses.

The Company’s adjusted EPS of $1.00 and consolidated net sales of $666.0 million for the fourth fiscal quarter were below the Company’s projected adjusted EPS guidance range of $1.06–$1.09 on projected sales revenues in excess of $700 million which the Company provided on July 31, 2014, when it reported its third quarter results. The lower than previously projected sales and earnings growth in the fourth quarter was primarily due to lower than projected sales in Branded Apparel. Sales of Gildan® branded products in the quarter were up by more than 35% and the Company continued to gain market share in men’s

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MANAGEMENT’S DISCUSSION AND ANALYSIS

underwear. However, sales to retailers in all product categories were lower than projected due to inventory destocking by retailers, the delayed timing of fleece programs which the Company serviced in October, and weaker than anticipated market demand. Lower than expected income taxes partially offset the impact of lower than anticipated Branded Apparel sales on net earnings.

6.0	FINANCIAL CONDITION

6.1	Current assets and current liabilities

	October 5,	September 29,
(in $ millions)	2014	2013	Variation

Cash and cash equivalents	65.2	97.4	(32.2)
Trade accounts receivable	354.3	255.0	99.3
Income taxes receivable	1.4	0.7	0.7
Inventories	779.4	595.8	183.6
Prepaid expenses and deposits	17.5	15.0	2.5
Assets held for sale	5.8	5.8	-
Other current assets	23.8	11.0	12.8
Accounts payable and accrued liabilities	(374.7)	(289.4)	(85.3)
Total working capital	872.7	691.3	181.4
Certain minor rounding variances exist between the consolidated financial statements and this summary.

•
The increase in trade accounts receivable (which are net of accrued sales discounts) was due to a combination of factors, including the impact of a higher numbers of days’ sales outstanding, higher sales in the fourth quarter of fiscal 2014 compared to the fourth quarter of fiscal 2013, lower proportional accruals for sales discounts relating to trading accounts receivable, a lower proportion of sales in the first half of the fourth quarter of fiscal 2014 compared to the fourth quarter of fiscal 2013, and the impact of the acquisition of Doris. The increase in the numbers of days’ sales outstanding was mainly as a result of an increase in seasonal fleece sales, which carry extended payment terms in accordance with industry practice.

•
The increase in inventories reflects increased levels of activewear unit volumes in order to better support our planned sales growth in all of our target geographical markets, lower than forecasted shipments in Branded Apparel in the fourth quarter of fiscal 2014, increased levels of underwear unit volumes to meet increasing demands and the impact of the acquisition of Doris. In addition, raw materials and work in progress inventories increased primarily as a result of the ramp-up of Rio Nance 1, including increased production of underwear, higher dyes and chemicals inventories and higher cotton and yarn inventories due to increased production at our yarn-spinning facilities.

•
The increase in other current assets is mainly due to the recognition of a firm commitment asset of $5.0 million recorded as part of a fair value hedging relationship, which will be transferred to property, plant and equipment when the hedge relationship matures and the related equipment is received.

•
The increase in accounts payable and accrued liabilities is mainly due to higher production levels, higher raw material inventories, an increase in days’ payable outstanding, the impact of the Doris acquisition and increased spending on capital expenditures, partially offset by lower accruals for variable compensation expenses.

•
Working capital was $872.7 million as at October 5, 2014 compared to $691.3 million as at September 29, 2013. The current ratio at the end of fiscal 2014 was 3.3 compared to 3.4 at the end of fiscal 2013.

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MANAGEMENT’S DISCUSSION AND ANALYSIS

6.2 Property, plant and equipment, intangible assets and goodwill

	Property, plant	Intangible
(in $ millions)	and equipment	assets	Goodwill

Balance, September 29, 2013	655.9	247.5	150.1
Net capital additions	296.4	6.2	-
Additions through business acquisitions	6.0	50.9	26.3
Depreciation and amortization	(84.6)	(17.2)	-
Balance, October 5, 2014	873.7	287.4	176.4
Certain minor rounding variances exist between the consolidated financial statements and this summary.

•
Capital additions included expenditures primarily for the Company’s strategy to invest in vertically-integrated yarn manufacturing, as well as expenditures for the continuing ramp-up of Rio Nance 1 including expenditures for more underwear knitting equipment to support the Company’s planned growth in underwear, the reconfiguration and upgrading of the equipment at the former Anvil manufacturing facility in Honduras, new sock manufacturing equipment, a new sewing facility in the Dominican Republic, further investments in energy saving projects, and the new distribution centre in Honduras.

•
Intangible assets are comprised of customer contracts and relationships, trademarks, license agreements, non-compete agreements and computer software. The increase in intangible assets reflects $50.9 million related to the acquisition of Doris, and the addition of $6.2 million of software, partially offset by amortization of $17.2 million.

•	The increase in goodwill is due to the goodwill recorded in connection with the acquisition of Doris.

6.3 Other non-current assets and non-current liabilities

	October 5,	September 29,
(in $ millions)	2014	2013	Variation

Deferred income tax assets	-	1.4	(1.4)
Other non-current assets	8.1	8.0	0.1

Long-term debt	157.0	-	157.0
Deferred income tax liabilities	0.3	-	0.3
Employee benefit obligations	19.6	18.5	1.1
Provisions	17.9	16.3	1.6
Certain minor rounding variances exist between the consolidated financial statements and this summary.

•
The change in deferred income taxes of $1.7 million is primarily due to the deferred tax liabilities from the Doris acquisition, partially offset by the deferred portion of the tax provision in fiscal 2014.

•
The increase in employee benefit obligations from the end of fiscal 2013 relates to an increase of $6.6 million in employee benefit obligations relating to the Company’s statutory severance obligations for its active employees located in the Caribbean Basin and Central America, mostly offset by the funding of the deficit to complete the wind-up of the Gold Toe defined benefit pension plan.

•
The increase in provisions is due primarily to an increase of the estimated future costs of decommissioning and site restoration for certain assets located at the Company’s textile and sock facilities.

•	See the section entitled “Liquidity and capital resources” in this annual MD&A for the discussion on long-term debt.

Total assets were $2,593.0 million as at October 5, 2014, compared to $2,043.7 million at the end of the previous year.

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7.0 CASH FLOWS

7.1	Cash flows from operating activities

(in $ millions)	2014	2013	Variation

Net earnings	359.6	320.2	39.4
Adjustments to reconcile net earnings to cash flows from
operating activities(1)	93.6	109.0	(15.4)
Changes in non-cash working capital balances	(189.1)	(2.0)	(187.1)
Cash flows from operating activities	264.1	427.2	(163.1)
(1) Includes $95.6 million (2013 - $95.3 million) related to depreciation and amortization.
Certain minor rounding variances exist between the consolidated financial statements and this summary.

•
The decrease in operating cash flows of $163.1 million was primarily due to a higher increase in non-cash working capital balances compared with fiscal 2013, partially offset by an increase in net earnings.

•
The $189.1 million change in non-cash working capital balances for fiscal 2014 was mainly due to increases in inventories and trade accounts receivable, partially offset by the increase in accounts payable and accrued liabilities, as noted in the “Financial condition” section of this annual MD&A.

•
For fiscal 2013, the $2.0 million change in non-cash working capital balances was due primarily to increases in activewear inventory levels during 2013, largely offset by the increase in accounts payable and accrued liabilities as compared to fiscal 2012.

7.2   Cash flows used in investing activities

(in $ millions)	2014	2013	Variation

Purchase of property, plant and equipment	(286.6)	(162.6)	(124.0)
Purchase of intangible assets	(6.1)	(4.3)	(1.8)
Business acquisitions	(101.7)	(8.0)	(93.7)
Proceeds on disposal of assets held for sale and
property, plant and equipment	4.9	2.8	2.1
Cash flows used in investing activities	(389.5)	(172.1)	(217.4)
Certain minor rounding variances exist between the consolidated financial statements and this summary.

•	The increase in cash flows used in investing activities was due to higher capital spending in fiscal 2014 as well as the acquisition of Doris.

•
Capital expenditures during fiscal 2014 are described in section 6.2 of this annual MD&A, and our planned capital expenditures for the next fiscal year are discussed under the “Liquidity and capital resources” section.

•	Cash flows used relating to business acquisitions in fiscal 2013 related to the acquisitions of New Buffalo and CanAm.

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MANAGEMENT’S DISCUSSION AND ANALYSIS

7.3   Free cash flow

(in $ millions)	2014	2013	Variation

Cash flows from operating activities	264.1	427.2	(163.1)
Cash flows used in investing activities	(389.5)	(172.1)	(217.4)
Adjustment for:
Business acquisitions	101.7	8.0	93.7
Free cash flow(1)	(23.7)	263.1	(286.8)
(1) See section 18.0 "Definition and reconciliation of non-GAAP financial measures" in this MD&A.
Certain minor rounding variances exist between the consolidated financial statements and this summary.

•	The year-over-year decrease in free cash flow of $286.8 million in fiscal 2014 was due to the lower operating cash flows as noted above, as well as higher capital spending during fiscal 2014.

•
Free cash flow for fiscal 2014 was lower than the Company’s previous estimate of free cash flow of below $50 million provided on July 31, 2014 primarily as a result of higher than anticipated increases in working capital.

7.4 Cash flows used in financing activities

(in $ millions)	2014	2013	Variation

Increase (decrease) in amounts drawn under revolving
long-term bank credit facility	157.0	(181.0)	338.0
Dividends paid	(53.2)	(43.7)	(9.5)
Proceeds from the issuance of shares	4.3	6.0	(1.7)
Share repurchases for future settlement of non-Treasury RSUs	(14.5)	(9.6)	(4.9)
Cash flows from (used in) financing activities	93.6	(228.3)	321.9
Certain minor rounding variances exist between the consolidated financial statements and this summary.

•	Cash flows from financing activities in fiscal 2014 reflected an increase in funds drawn on our revolving long-term bank credit facility, which was used to finance the acquisition of Doris.

•
The Company paid an aggregate of $53.2 million of dividends during fiscal 2014 for dividends declared in November 2013, February 2014, May 2014, and July 2014. The increase in dividends paid was as a result of a 20% increase in the amount of the quarterly dividend for fiscal 2014, approved on November 20, 2013.

•
During fiscal 2014, the Company purchased $14.5 million of its common shares on the open market to be used for the partial future settlement of non-Treasury restricted share units, compared to $9.6 million for the same period last year.

8.0	LIQUIDITY AND CAPITAL RESOURCES

8.1  Long-term debt and net indebtedness (cash in excess of total indebtedness)

In recent years, we have funded our operations and capital requirements with cash generated from operations. Our primary uses of funds are to finance seasonal peak working capital requirements, capital expenditures, payment of dividends and business acquisitions. We have a committed unsecured revolving long-term bank credit facility which has been periodically utilized, primarily to fund business acquisitions in recent years, including the acquisition of Doris in the fourth quarter of fiscal 2014.

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MANAGEMENT’S DISCUSSION AND ANALYSIS

The long-term bank credit facility provides for an annual extension which is subject to the approval of the lenders, and amounts drawn under the facility bear interest at a variable bankers’ acceptance or U.S. LIBOR-based interest rate plus a spread ranging from 1% to 2%, such range being a function of the total debt to EBITDA ratio (as defined in the credit facility agreement). In December 2013, the Company amended its revolving long-term bank credit facility to extend the maturity date from January 2018 to January 2019. Subsequent to the end of the fiscal year, the Company increased its bank credit facility from $800 million to $1 billion and extended the maturity date to April 2020 from January 2019, in order to provide the Company with financing flexibility to initiate the NCIB discussed in section 8.4 below while at the same time pursue potential future acquisition opportunities. The terms and conditions of the amended bank credit facility agreement are substantially unchanged.

As at October 5, 2014, $157.0 million (September 29, 2013 - nil) was drawn under the facility and the effective interest rate for fiscal 2014 was 1.2%. In addition, an amount of $7.9 million (September 29, 2013 - $7.4 million) has been committed against this facility to cover various letters of credit.

(in $ millions)	October 5, 2014	September 29, 2013

Long-term debt and total indebtedness(1)	157.0	-
Cash and cash equivalents	(65.2)	(97.4)
Net indebtedness (cash in excess of total indebtedness)(1)	91.8	(97.4)
(1) See section 18.0 "Definition and reconciliation of non-GAAP financial measures" in this MD&A.
Certain minor rounding variances exist between the consolidated financial statements and this summary.

Total indebtedness is comprised of bank indebtedness and long-term debt (including the current portion), and net indebtedness (cash in excess of total indebtedness) is calculated as total indebtedness net of cash and cash equivalents as described under the section 18 entitled “Definition and reconciliation of non-GAAP financial measures” in this annual MD&A.

As disclosed in note 11 to the 2014 audited annual consolidated financial statements, the Company is required to comply with certain covenants, including maintenance of a net debt to trailing twelve months EBITDA ratio below 3.0:1, although the long-term bank credit facility agreement provides that this limit may be exceeded in the short term under certain circumstances, as well as an interest coverage ratio of at least 3.5:1. EBITDA is defined under the credit facility agreement as net earnings before interest, income taxes, depreciation and amortization, with adjustments for certain non-recurring items. As at October 5, 2014, the Company was in compliance with all covenants.

The Company plans to spend $350 – $400 million in capital expenditures in the 15-month 2015 fiscal year. The Company is projecting capital expenditures of $100 million for the 3-month period ending January 4, 2015, primarily for the new yarn-spinning facilities which will be ramped up during calendar 2015. In addition to the continuing investments in yarn-spinning, the approximate $250 – $300 million of capital expenditures for the 12-month period ending January 3, 2016 are primarily due to expenditures relating to the Rio Nance 6 and Costa Rica facilities, as well as continuing cost reduction projects, the expansion of sewing facilities to support growth in retail, and the expansion of the Eden, NC, distribution centre.

We expect that cash flows from operating activities and the unutilized financing capacity under our revolving long-term bank credit facility will continue to provide us with sufficient liquidity for the foreseeable future to fund our organic growth strategy, including anticipated working capital and capital expenditure requirements, to fund dividends to shareholders, as well as provide us with financing flexibility to take advantage of potential acquisition opportunities which complement our organic growth strategy, and to fund the normal course issuer bid discussed in section 8.4 below.

The Company, upon approval from its Board of Directors, may issue or repay long-term debt, issue or repurchase shares, or undertake other activities as deemed appropriate under the specific circumstances.

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MANAGEMENT’S DISCUSSION AND ANALYSIS

8.2 Outstanding share data

Our common shares are listed on the New York Stock Exchange (NYSE) and the Toronto Stock Exchange (TSX) under the symbol GIL. As at November 30, 2014, there were 122,478,794 common shares issued and outstanding along with 1,245,300 stock options and 332,626 dilutive restricted share units (Treasury RSUs) outstanding. Each stock option entitles the holder to purchase one common share at the end of the vesting period at a pre-determined option price. Each Treasury RSU entitles the holder to receive one common share from treasury at the end of the vesting period, without any monetary consideration being paid to the Company. However, the vesting of at least 50% of each Treasury RSU grant is contingent on the achievement of performance conditions that are primarily based on the Company’s average return on assets performance for the period as compared to the S&P/TSX Capped Consumer Discretionary Index, excluding income trusts, or as determined by the Board of Directors.

8.3 Declaration of dividend

During fiscal 2014, the Company paid dividends of $53.2 million. On December 3, 2014, the Board of Directors approved a 20% increase in the amount of the current quarterly dividend and declared a cash dividend of $0.13 per share for an expected aggregate payment of $15.9 million which will be paid on January 12, 2015 on all of the issued and outstanding common shares of the Company, rateably and proportionately to the holders of record on December 18, 2014. This dividend is an “eligible dividend” for the purposes of the Income Tax Act (Canada) and any other applicable provincial legislation pertaining to eligible dividends.

The Board of Directors consider several factors when deciding to declare quarterly cash dividends, including the Company’s present and future earnings, cash flows, capital requirements and present and/or future regulatory and legal restrictions. There can be no assurance as to the declaration of future quarterly cash dividends. Although the Company’s revolving long-term bank credit facility requires compliance with lending covenants in order to pay dividends, these covenants are not currently, and are not expected to be, a constraint to the payment of dividends under the Company’s dividend policy.

8.4 Normal course issuer bid

The Company’s Board of Directors has approved the initiation of a normal course issuer bid. The Company has received approval from the Toronto Stock Exchange (TSX) to implement a normal course issuer bid (NCIB) to purchase for cancellation up to 6.1 million common shares, representing approximately 5% of the Company’s issued and outstanding common shares.

Gildan is authorized to make purchases under the NCIB during the period from December 8, 2014 to December 7, 2015 in accordance with the requirements of the TSX. Purchases will be made by means of open market transactions on both the TSX and the New York Stock Exchange (NYSE), or alternative trading systems, if eligible, or by such other means as the TSX, the NYSE or a securities regulatory authority may permit, including by private agreements under an issuer bid exemption order issued by securities regulatory authorities in Canada.

Under the NCIB, Gildan may purchase up to a maximum of 79,271 shares daily through TSX facilities, which represents 25% of the average daily trading volume on the TSX for the most recently completed six calendar months. The price to be paid by Gildan for any common shares will be the market price at the time of the acquisition, plus brokerage fees, and purchases made under an issuer bid exemption order will be at a discount to the prevailing market price in accordance with the terms of the order.

Gildan has not repurchased any of its outstanding common shares under a normal course issuer bid in the last twelve months.

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MANAGEMENT’S DISCUSSION AND ANALYSIS

9.0	LEGAL PROCEEDINGS

9.1	Claims and litigation

On October 12, 2012, Russell Brands, LLC, an affiliate of Fruit of the Loom, filed a lawsuit against the Company in the United States District Court of the Western District of Kentucky at Bowling Green, alleging trademark infringement and unfair competition and seeking injunctive relief and unspecified money damages. The litigation concerned labelling errors on certain inventory products shipped by Gildan to one of its customers. Upon being made aware of the error, the Company took immediate action to retrieve the disputed products. During the second quarter of fiscal 2013, the Company agreed to resolve the litigation by consenting to the entry of a final judgment providing for, among other things, the payment of $1.1 million.

The Company is a party to other claims and litigation arising in the normal course of operations. The Company does not expect the resolution of these matters to have a material adverse effect on the financial position or results of operations of the Company.

10.0	OUTLOOK

A discussion of management’s expectations as to our outlook for fiscal 2015 is contained in our fourth quarter earnings results press release dated December 4, 2014 under the sections entitled “Outlook for the 3-Month Period Ending January 4, 2015” and “Outlook for the 12-Months Ending January 3, 2016”. The press release is available on the SEDAR website at www.sedar.com, on the EDGAR website at www.sec.gov and on our website at www.gildan.com.

11.0	FINANCIAL RISK MANAGEMENT

This section of the MD&A provides disclosures relating to the nature and extent of the Company’s exposure to risks arising from financial instruments, including credit risk, liquidity risk, foreign currency risk and interest rate risk, as well as risks arising from commodity prices, and how the Company manages those risks. The disclosures under this section, in conjunction with the information in note 15 to the 2014 audited annual consolidated financial statements, are designed to meet the requirements of IFRS 7, Financial Instruments: Disclosures, and are therefore incorporated into, and are an integral part of, the 2014 audited annual consolidated financial statements.

The Company may periodically use derivative financial instruments to manage risks related to fluctuations in foreign exchange rates, commodity prices and interest rates. The use of derivative financial instruments is governed by the Company’s Financial Risk Management Policy approved by the Board of Directors and is administered by the Financial Risk Management Committee. The Financial Risk Management Policy of the Company stipulates that derivative financial instruments should only be used to hedge or mitigate an existing financial exposure that constitutes a commercial risk to the Company, and if the derivatives are determined to be the most efficient and cost effective means of mitigating the Company’s exposure to credit risk, liquidity risk, foreign currency risk and interest rate risk, as well as risks arising from commodity prices. Hedging limits, as well as counterparty credit rating and exposure limitations are defined in the Company’s Financial Risk Management Policy, depending on the type of risk that is being mitigated. Derivative financial instruments are not used for speculative purposes.

At the inception of each designated hedging derivative contract, we formally designate and document the hedging relationship and our risk management objective and strategy for undertaking the hedge. Documentation includes identification of the hedging instrument, the hedged item, the nature of the risk being hedged and how we will assess whether the hedging relationship meets the hedge effectiveness requirements, including our analysis of the sources of hedge ineffectiveness and how we determine the hedge ratio.

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MANAGEMENT’S DISCUSSION AND ANALYSIS

11.1 Credit risk

Credit risk is the risk of an unexpected loss if a customer or counterparty to a financial instrument fails to meet its contractual obligations, and arises primarily from the Company’s trade accounts receivable. The Company may also have credit risk relating to cash and cash equivalents and derivative financial instruments, which it manages by dealing only with highly-rated North American and European financial institutions. Our trade accounts receivable and credit exposure fluctuate throughout the year based on the seasonality of our sales and other factors. The Company’s average trade accounts receivable and credit exposure during an interim reporting period may be significantly higher than the balance at the end of that reporting period.

The Company’s credit risk for trade accounts receivable is concentrated, as the majority of its sales are to a relatively small group of wholesale distributors within the Printwear segment and mass-market and other retailers within the Branded Apparel segment. As at October 5, 2014, the Company’s ten largest trade debtors accounted for 58% of trade accounts receivable, of which one wholesale customer within the Printwear segment accounted for 18% and one mass-market retailer within the Branded Apparel segment accounted for 9%. Of the Company’s top ten trade debtors, five are in the Printwear segment, five are in the Branded Apparel segment and all ten are located in the United States. The remaining trade accounts receivable balances are dispersed among a larger number of debtors across many geographic areas including the United States, Canada, Europe, Mexico, Asia-Pacific, and Latin America.

Most sales are invoiced with payment terms of between 30 to 60 days. In accordance with industry practice, sales to wholesale distributors of certain seasonal products, primarily in the second half of the fiscal year, are invoiced with extended payment terms, generally not exceeding four months. From time-to-time, the Company may initiate other special incentive programs with extended payment terms.

Most of the Company’s customers have been transacting with the Company or its subsidiaries for several years. Many distributors and other customers in the Printwear segment are highly-leveraged with significant reliance on trade credit terms provided by a few major vendors, including the Company, and third-party debt financing, including bank debt secured with trade accounts receivable and inventory pledged as collateral. The financial leverage of these customers may limit or prevent their ability to refinance existing indebtedness or to obtain additional financing, and could affect their ability to comply with restrictive debt covenants and meet other obligations. In December 2014, the Company announced changes to its discount structure in the Printwear segment, which is expected to result in an increase in the average trade accounts receivable balances from distributors relative to the periods prior to this announcement, with a corresponding increase in the Company’s credit risk with these customers. The profile and credit quality of the Company’s customers in the Branded Apparel segment varies significantly. Adverse changes in a customer’s financial condition could cause us to limit or discontinue business with that customer, require us to assume more credit risk relating to that customer’s future purchases or result in uncollectible trade accounts receivable from that customer. Future credit losses relating to any one of our top ten customers could be material and could result in a material charge to earnings.

The Company’s extension of credit to customers involves considerable judgment and is based on an evaluation of each customer’s financial condition and payment history. The Company has established various internal controls designed to mitigate credit risk, including a dedicated credit function which recommends customer credit limits and payment terms that are reviewed and approved on a quarterly basis by senior management at the Company’s sales offices in Christ Church, Barbados and Charleston, SC. Where available, the Company’s credit departments periodically review external ratings and customer financial statements, and in some cases obtain bank and other references. New customers are subject to a specific validation and pre-approval process. From time to time, the Company will temporarily transact with customers on a prepayment basis where circumstances warrant. While the Company’s credit controls and processes have been effective in mitigating credit risk, these controls cannot eliminate credit risk in its entirety and there can be no assurance that these controls will continue to be effective, or that the Company’s low credit loss experience will continue.

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MANAGEMENT’S DISCUSSION AND ANALYSIS

The Company’s exposure to credit risk for trade accounts receivable by geographic area and operating segment was as follows as at:

(in $ millions)	October 5, 2014	September 29, 2013

Trade accounts receivable by geographic area:
United States	307.6	224.7
Canada	23.5	5.8
Europe and other	23.2	24.5
Total trade accounts receivable	354.3	255.0

Trade accounts receivable by operating segment:
Printwear	187.9	134.8
Branded Apparel	166.4	120.2
Total trade accounts receivable	354.3	255.0

The aging of trade accounts receivable balances was as follows as at:

(in $ millions)	October 5, 2014	September 29, 2013

Not past due	309.2	228.6
Past due 0-30 days	33.8	24.1
Past due 31-60 days	6.1	3.0
Past due 61-120 days	6.3	2.7
Past due over 121 days	3.3	0.3
Trade accounts receivable	358.7	258.7
Less allowance for doubtful accounts	(4.4)	(3.7)
Total trade accounts receivable	354.3	255.0

11.2 Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. We rely on cash resources, debt and cash flows generated from operations to satisfy our financing requirements. We may also require access to capital markets to support our operations as well as to achieve our strategic plans. Any impediments to our ability to continue to meet the covenants and conditions contained in our revolving long-term bank credit facility as well as our ability to access capital markets, or the failure of a financial institution participating in our revolving long-term bank credit facility, or an adverse perception in capital markets of our financial condition or prospects, could have a material impact on our financing capability. In addition, our access to financing at reasonable interest rates could become influenced by the economic and credit market environment.

We manage liquidity risk through the management of our capital structure and financial leverage, as outlined in note 25 to the 2014 audited annual consolidated financial statements. In addition, we manage liquidity risk by continuously monitoring actual and projected cash flows, taking into account the seasonality of our sales and cash receipts, and the expected timing of capital expenditures. We also monitor the impact of credit market conditions in the current environment. The Board of Directors reviews and approves the Company’s operating and capital budgets, as well as transactions such as the declaration of dividends, the initiation of share repurchase programs, mergers, acquisitions and other major investments or divestitures.

11.2.1 Off-balance sheet arrangements and maturity analysis of contractual obligations
In the normal course of business, we enter into contractual obligations that will require us to disburse cash over future periods. All commitments have been reflected in our consolidated statements of financial position except for purchase obligations, minimum annual lease payments under operating leases which are primarily for premises, and minimum royalty payments, which are included in the table of contractual obligations that follows. The following table sets forth the maturity of our contractual obligations by period for the following items as at October 5, 2014.

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MANAGEMENT’S DISCUSSION AND ANALYSIS

	Carrying	Contractual	Less than 1	1 to 3	4 to 5	More than 5
(in $ millions)	amount	cash flows	fiscal year	fiscal years	fiscal years	fiscal years

Accounts payable and accrued
liabilities	374.7	374.7	374.7	-	-	-
Long-term debt	157.0	157.0	-	-	157.0	-
Purchase obligations	-	491.6	488.4	3.2	-	-
Operating leases and other
obligations	-	105.8	32.0	58.3	12.7	2.8
Total contractual obligations	531.7	1,129.1	895.1	61.5	169.7	2.8

As disclosed in note 24 to our 2014 audited annual consolidated financial statements, we have granted financial guarantees, irrevocable standby letters of credit and surety bonds to third parties to indemnify them in the event the Company and some of its subsidiaries do not perform their contractual obligations. As at October 5, 2014, the maximum potential liability under these guarantees was $38.4 million, of which $10.0 million was for surety bonds and $28.4 million was for financial guarantees and standby letters of credit.

11.3 Foreign currency risk

The majority of the Company’s cash flows and financial assets and liabilities are denominated in U.S. dollars, which is the Company’s functional and reporting currency. Foreign currency risk is limited to the portion of the Company’s business transactions denominated in currencies other than U.S. dollars, primarily for sales and distribution expenses for customers outside of the United States, certain equipment purchases, and head office expenses in Canada. The Company’s exposure relates primarily to changes in the U.S. dollar versus the Canadian dollar, the Pound sterling, the Euro, the Australian dollar, the Mexican peso, the Chinese yuan and the Swiss franc exchange rates. For the Company’s foreign currency transactions, fluctuations in the respective exchange rates relative to the U.S. dollar will create volatility in the Company’s cash flows, in the reported amounts for sales and SG&A expenses in its consolidated statement of earnings and comprehensive income, and for property, plant and equipment in its consolidated statement of financial position, both on a period-to-period basis and compared with operating budgets and forecasts. Additional earnings variability arises from the translation of monetary assets and liabilities denominated in currencies other than the U.S. dollar at the rates of exchange at each reporting dates, the impact of which is reported as a foreign exchange gain or loss and included in financial expenses (net) in the statement of earnings and comprehensive income.

The Company also incurs a portion of its manufacturing costs in foreign currencies, primarily payroll costs paid in Honduran Lempiras, Dominican Pesos, Nicaraguan Cordobas, and Bangladeshi Taka. Should there be a significant change in the Lempira, Peso, Cordoba, or Taka to U.S. dollar exchange rate in the future, such change may have a significant impact on our operating results.

The Company’s objective in managing its foreign currency risk is to minimize its net exposures to foreign currency cash flows, by transacting with third parties in U.S. dollars to the maximum extent possible and practical, and holding cash and cash equivalents and incurring borrowings in U.S. dollars. The Company monitors and forecasts the values of net foreign currency cash flows, and from time-to-time will authorize the use of derivative financial instruments such as forward foreign exchange contracts, to economically hedge a portion of foreign currency cash flows, with maturities of up to three years. The Company had forward foreign exchange contracts outstanding as at October 5, 2014 consisting primarily of contracts to sell or buy Euros, sell Pounds sterling, and to buy Swiss francs in exchange for U.S. dollars. The outstanding contracts and other foreign exchange contracts that were settled during fiscal 2014 were designated as either cash flow hedges or fair value hedges and qualified for hedge accounting. The underlying risk of the foreign exchange contracts is identical to the hedged risk, and accordingly we have established a ratio of 1:1 for all foreign exchange hedges. Since the critical terms of the hedged items are closely aligned to the critical terms of the hedging instruments, we did not experience any ineffectiveness on our foreign exchange hedges. We refer the reader to note 15 to the 2014 audited annual consolidated

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MANAGEMENT’S DISCUSSION AND ANALYSIS

financial statements for details of these financial derivative contracts and the impact of applying hedge accounting.

The following tables provide an indication of the Company’s significant foreign currency exposures included in the consolidated statement of financial position as at October 5, 2014 arising from financial instruments:

			October 5, 2014
(in U.S. $ millions)	CAD	EUR	GBP	MXN	CNY	CHF	AUD

Cash and cash equivalents	8.2	4.4	1.3	0.6	2.6	-	0.3
Trade accounts receivable	23.4	6.9	2.1	4.5	1.9	-	3.2
Other current assets	0.6	1.6	0.6	-	0.3	-	-
Accounts payable and accrued liabilities	(25.8)	(9.6)	(0.8)	(0.4)	(0.1)	(0.3)	-

Based on the Company’s foreign currency exposures arising from financial instruments noted above, and the impact of outstanding derivative financial instruments designated as effective hedging instruments, varying the foreign exchange rates to reflect a 5 percent strengthening of the U.S. dollar would have increased (decreased) net earnings and other comprehensive income as follows, assuming that all other variables remained constant:

		For the year ended October 5, 2014
(in U.S. $ millions)	CAD	EUR	GBP	MXN	CNY	CHF	AUD

Impact on net earnings before income taxes	(0.3)	(0.2)	(0.2)	(0.2)	(0.2)	-	(0.2)
Impact on other comprehensive income before
income taxes	-	0.4	0.2	-	-	-	-

An assumed 5 percent weakening of the U.S. dollar during the year ended October 5, 2014 would have had an equal but opposite effect on the above currencies to the amounts shown above, assuming that all other variables remain constant.

11.4 Commodity risk

The Company is subject to the commodity risk of cotton prices and cotton price movements, as the majority of its products are made of 100% cotton or blends of cotton and synthetic fibres. The Company purchases cotton from third party merchants and cotton-based yarn from third party yarn manufacturers. The Company assumes the risk of cotton price fluctuations for these yarn purchases. The Company enters into contracts, up to eighteen months in advance of future delivery dates, to establish fixed prices for its cotton and cotton-based yarn purchases in order to reduce the effects of fluctuations in the cost of cotton used in the manufacture of its products. These contracts are not used for trading purposes, and are not considered to be financial instruments that would need to be accounted for at fair value in the Company’s consolidated financial statements. Without taking into account the impact of fixed price contracts, a change of $0.01 per pound in cotton prices would affect the Company’s annual raw material costs by approximately $4 million, based on current production levels.

In addition, fluctuations in crude oil or petroleum prices affect our energy consumption costs and can also influence transportation costs and the cost of related items used in our business, including the raw materials we use to manufacture our products such as polyester fibers, chemicals, dyestuffs and trims. We generally purchase these raw materials at market prices.

The Company has the ability to enter into derivative financial instruments, including futures and option contracts, to manage its exposure to movements in commodity prices. Such contracts are accounted for at fair value in the consolidated financial statements in accordance with the accounting standards applicable to financial instruments. During fiscal 2014, the Company entered into commodity option contracts outstanding as described in note 15 to the 2014 audited annual consolidated financial statements. The underlying risk of the commodity option contracts is identical to the hedged risk, and accordingly we have

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MANAGEMENT’S DISCUSSION AND ANALYSIS

established a ratio of 1:1 for all commodity option hedges. Due to a strong correlation between commodity future contract prices and our purchased cost, we did not experience any ineffectiveness on our hedges. We refer the reader to note 15 to the 2014 audited annual consolidated financial statements for details of these derivative contracts and the impact of applying hedge accounting.

11.5 Interest rate risk

The Company’s interest rate risk is primarily related to the Company’s revolving long-term bank credit facility, for which amounts drawn are primarily subject to LIBOR rates in effect at the time of borrowing, plus a margin. Although LIBOR-based borrowings under the credit facility can be fixed for periods of up to six months, the Company generally fixes rates for periods of one to three months. The interest rates on amounts drawn on this facility and on any future borrowings will vary and are unpredictable. Increases in interest rates on new debt issuances may result in a material increase in financial charges.

The Company has the ability to enter into derivative financial instruments that would effectively fix its cost of current and future borrowings for an extended period of time. During fiscal 2014, the Company did not enter into any derivative financial instruments to hedge its interest rate exposure on its borrowings under the revolving long-term bank credit facility.

Based on the value of interest-bearing financial instruments during the year ended October 5, 2014, an assumed 0.5 percentage point increase in interest rates during such period would have decreased net earnings before income taxes by $0.8 million. An assumed 0.5 percentage point decrease in interest rates would have had an equal but opposite effect on net earnings before income taxes, assuming that all other variables remain constant.

12.0	CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS

Our significant accounting policies are described in note 3 to our 2014 audited annual consolidated financial statements. The preparation of financial statements in conformity with IFRS requires management to make estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

12.1 Critical judgments in applying accounting policies

The following are critical judgments that management has made in the process of applying accounting policies and that have the most significant effect on the amounts recognized in the consolidated financial statements:

Determination of cash-generating units (CGUs)
The identification of CGUs and grouping of assets into the respective CGUs is based on currently available information about actual utilization experience and expected future business plans. Management has taken into consideration various factors in identifying its CGUs. These factors include how the Company manages and monitors its operations, the nature of each CGU’s operations and the major customer markets they serve. As such, the Company has identified its CGUs for purposes of testing the recoverability and impairment of non-financial assets to be Printwear, Branded Apparel and Yarn-Spinning.

Income taxes
The Company’s income tax provisions and income tax assets and liabilities are based on interpretations of applicable tax laws, including income tax treaties between various countries in which the Company operates as well as underlying rules and regulations with respect to transfer pricing. These interpretations involve judgments and estimates and may be challenged through government taxation audits that the Company is regularly subject to. New information may become available that causes the Company to

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MANAGEMENT’S DISCUSSION AND ANALYSIS

change its judgment regarding the adequacy of existing income tax assets and liabilities; such changes will impact net earnings in the period that such a determination is made.

12.2 Key sources of estimation uncertainty

Key sources of estimation uncertainty that have a significant risk of resulting in a material adjustment to the carrying amount of assets and liabilities within the next financial year are as follows:

Allowance for doubtful accounts
The Company makes an assessment of whether accounts receivable are collectable, which considers the credit-worthiness of each customer, taking into account each customer’s financial condition and payment history, in order to estimate an appropriate allowance for doubtful accounts. Furthermore, these estimates must be continuously evaluated and updated. The Company is not able to predict changes in the financial condition of its customers, and if circumstances related to its customers’ financial condition deteriorate, the estimates of the recoverability of trade accounts receivable could be materially affected and the Company may be required to record additional allowances. Alternatively, if the Company provides more allowances than needed, a reversal of a portion of such allowances in future periods may be required based on actual collection experience.

Inventory valuation
The Company regularly reviews inventory quantities on hand and records a provision for those inventories no longer deemed to be fully recoverable. The cost of inventories may no longer be recoverable if those inventories are slow moving, discontinued, damaged, if they have become obsolete, or if their selling prices or estimated forecast of product demand decline. If actual market conditions are less favorable than previously projected, or if liquidation of the inventory which is no longer deemed to be fully recoverable is more difficult than anticipated, additional provisions may be required.

Business combinations
Business combinations are accounted for in accordance with the acquisition method. On the date that control is obtained, the identifiable assets, liabilities and contingent liabilities of the acquired company are measured at their fair value. Depending on the complexity of determining these valuations, the Company uses appropriate valuation techniques which are generally based on a forecast of the total expected future net discounted cash flows. These valuations are linked closely to the assumptions made by management regarding the future performance of the related assets and the discount rate applied as it would be assumed by a market participant.

Recoverability and impairment of non-financial assets
The calculation of value in use for purposes of measuring the recoverable amount of non-financial assets involves the use of significant assumptions and estimates with respect to a variety of factors, including expected sales, gross margins, SG&A expenses, capital expenditures, cash flows and the selection of an appropriate discount rate, all of which are subject to inherent uncertainties and subjectivity. The assumptions are based on annual business plans and other forecasted results as well as discount rates which are used to reflect market based estimates of the risks associated with the projected cash flows, based on the best information available as of the date of the impairment test. Changes in circumstances, such as technological advances, adverse changes in third party licensing arrangements, changes to the Company’s business strategy, and changes in economic conditions can result in actual useful lives and future cash flows differing significantly from estimates and could result in increased charges for amortization or impairment. Revisions to the estimated useful lives of finite life non-financial assets or future cash flows constitute a change in accounting estimate and are applied prospectively. There can be no assurance that the estimates and assumptions used in the impairment tests will prove to be accurate predictions of the future. If the future adversely differs from management’s best estimate of key economic assumptions, and if associated cash flows materially decrease, the Company may be required to record material impairment charges related to its non-financial assets.

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MANAGEMENT’S DISCUSSION AND ANALYSIS

Measurement of the estimate of expected costs for decommissioning and site restoration
The measurement of the provision for decommissioning and site restoration costs requires assumptions to be made including expected timing of the event which would result in the outflow of resources, the range of possible methods of decommissioning and site restoration, and the expected costs that would be incurred to settle any decommissioning and site restoration liabilities. The Company has measured the provision using the present value of the expected expenditures which requires assumptions on the discount rate to use. Revisions to any of the assumptions and estimates used by management may result in changes to the expected expenditures to settle the liability which would require adjustments to the provision which may have an impact on the operating results of the Company in the period the change occurs.

Income taxes
The Company has unused available tax losses and deductible temporary differences in certain jurisdictions. The Company recognizes deferred income tax assets for these unused tax losses and deductible temporary differences only to the extent that, in management’s opinion, it is probable that future taxable profit will be available against which these available tax losses and temporary differences can be utilized. The Company’s projections of future taxable profit involve the use of significant assumptions and estimates with respect to a variety of factors, including future sales and operating expenses. There can be no assurance that the estimates and assumptions used in our projections of future taxable income will prove to be accurate predictions of the future, and in the event that our assessment of the recoverability of these deferred tax assets changes in the future, a material reduction in the carrying value of these deferred tax assets could be required, with a corresponding charge to net earnings.

13.0	ACCOUNTING POLICIES AND NEW ACCOUNTING STANDARDS NOT YET APPLIED

13.1 Accounting policies

The Company’s audited consolidated financial statements for fiscal 2014 were prepared in accordance with IFRS as issued by the International Accounting Standards Board (IASB), using the same accounting policies as those applied in its 2013 audited annual consolidated financial statements, except as noted below.

On September 30, 2013, the Company adopted the following new or amended accounting standards:

(i)
IFRS 10, Consolidated Financial Statements replaces SIC-12, Consolidation - Special Purpose Entities and parts of IAS 27, Consolidated and Separate Financial Statements. The new standard builds on existing principles by identifying the concept of control as the determining factor in whether an entity should be included in a company’s consolidated financial statements. The standard provides additional guidance to assist in the determination of control where it is difficult to assess. The adoption of IFRS 10 did not have an impact on the Company’s consolidated financial statements.

(ii)
IFRS 11, Joint Arrangements supersedes IAS 31, Interests in Joint Ventures and SIC-13, Jointly Controlled Entities - Non-monetary Contributions by Venturers. IFRS 11 focuses on the rights and obligations of a joint arrangement, rather than its legal form as was the case under IAS 31. The adoption of IFRS 11 did not have an impact on the Company’s consolidated financial statements.

(iii)
IFRS 12, Disclosure of Interests in Other Entities is a new and comprehensive standard on disclosure requirements for all forms of interests in other entities, including subsidiaries, joint arrangements, associates, and unconsolidated structured entities. The required disclosures are provided in note 3(a)(ii) and note 23 in the Company’s 2014 audited annual consolidated financial statements.

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MANAGEMENT’S DISCUSSION AND ANALYSIS

(iv)
IFRS 13, Fair Value Measurement improves consistency and reduces complexity by providing a precise definition of fair value and a single source of fair value measurement and disclosure requirements for use across IFRS. The adoption of IFRS 13 did not result in any measurement adjustments or changes to our valuation techniques to determine fair value. The required disclosures are provided in note 15 in the Company’s 2014 audited annual consolidated financial statements.

(v)
IAS 19 (Revised), Employee Benefits requires, among other changes, entities to compute the financing cost component of defined benefit plans by applying the discount rate used to measure post-employment benefit obligations to the net post-employment benefit obligations (usually, the present value of defined benefit obligations less the fair value of plan assets). Furthermore, the amendments to IAS 19 (Revised) enhance the disclosure requirements for defined benefit plans, providing additional information about the characteristics of defined benefit plans and the risks that entities are exposed to through participation in those plans. The adoption of the amendments to IAS 19 (Revised) did not have an impact on the Company’s consolidated financial statements.

In addition, on March 31, 2014, the Company early adopted IFRS 9, Financial Instruments (2013). This standard establishes principles for the financial reporting classification of financial assets and financial liabilities. This standard also incorporates a new hedging model which increases the scope of hedged items eligible for hedge accounting and removes the requirements for quantitative thresholds when calculating hedge effectiveness, allowing flexibility in how an economic relationship is demonstrated. This new standard also increases required disclosures about an entity’s risk management strategy, cash flows from hedging activities and the impact of hedge accounting on the consolidated financial statements.

IFRS 9 (2013) uses a single approach to determine whether a financial asset is measured at amortized cost or fair value, replacing the multiple rules in IAS 39. The approach in IFRS 9 (2013) is based on how an entity manages its financial instruments and the contractual cash flow characteristics of the financial assets. Most of the requirements in IAS 39 for classification and measurement of financial liabilities were carried forward in IFRS 9 (2013).

IFRS 9 (2013) does not require restatement of comparative periods. The adoption of IFRS 9 (2013) did not result in any measurement adjustments to our financial assets and financial liabilities, and did not result in any changes in the eligibility for hedge accounting and the accounting for the derivative financial instruments designated as effective hedging instruments at the transition date. We have reviewed our significant accounting policies for financial instruments, derivative financial instruments and hedging relationships to align them with IFRS 9 (2013).

The following summarizes the classification and measurement changes for the Company’s non-derivative financial assets and financial liabilities as a result of the adoption of IFRS 9 (2013).

	Category under IAS 39	Category under IFRS 9

Financial assets:
Cash and cash equivalents	Loans and receivables	Amortized cost
Trade accounts receivable	Loans and receivables	Amortized cost
Other current assets	Loans and receivables	Amortized cost
Long-term non-trade receivables
included in other non-current assets	Loans and receivables	Amortized cost

Financial liabilities:
Accounts payable and accrued
liabilities	Other financial liabilities	Amortized cost
Long-term debt - bearing interest
at variable rates	Other financial liabilities	Amortized cost

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MANAGEMENT’S DISCUSSION AND ANALYSIS

As at March 31, 2014 and September 29, 2013, the Company had derivative financial assets and derivative financial liabilities designated as effective hedging instruments, measured at fair value, included in other current assets and accounts payable and accrued liabilities. The accounting for our financial instruments and the line item in which they are included in the consolidated statement of financial position were unaffected by the adoption of IFRS 9 (2013) upon transition.

13.2 New accounting standards and interpretations not yet applied

The following new accounting standards are not effective for the year ended October 5, 2014, and have not been applied in preparing the audited annual consolidated financial statements.

Levies
In May 2013, the IASB released IFRIC 21, Levies, which provides guidance on accounting for levies in accordance with IAS 37, Provisions, Contingent Liabilities and Contingent Assets. The interpretation defines a levy as an outflow of resources from an entity imposed by a government in accordance with legislation, other than income taxes within the scope of IAS 12, Income Taxes, and confirms that an entity recognizes a liability for a levy only when the triggering event specified in the legislation occurs. For a levy that is triggered upon reaching a minimum threshold, the interpretation clarifies that no liability should be recorded before the specified minimum threshold is reached. IFRIC 21 will be effective for the Company’s fiscal year beginning on October 6, 2014, and is to be applied retrospectively. The Company is currently assessing the impact of the adoption of this interpretation on its consolidated financial statements.

Revenues from contracts with customers
In May 2014, the IASB released IFRS 15, Revenue from Contracts with Customers, which establishes principles for reporting and disclosing the nature, amount, timing and uncertainty of revenue and cash flows arising from an entity’s contracts with customers. The core principle of IFRS 15 is that an entity recognizes revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which an entity expects to be entitled to in exchange for those goods and services.

IFRS 15 provides a single model in order to depict the transfer of promised goods or services to customers, and supersedes IAS 11, Construction Contracts, IAS 18, Revenue, and a number of revenue-related interpretations (IFRIC 13, Customer Loyalty Programmes, IFRIC 15, Agreements for the Construction of Real Estate, IFRIC 18, Transfers of Assets from Customers, and SIC-31, Revenue - Barter Transactions Involving Advertising Service). IFRS 15 will be effective for the Company’s fiscal year beginning on January 2, 2017, with earlier application permitted. The Company is currently assessing the impact of the adoption of this standard on its consolidated financial statements.

Financial Instruments
In July 2014, the IASB issued the complete IFRS 9 (2014), Financial Instruments. IFRS 9 (2014) differs in some regards from IFRS 9 (2013) which the Company early adopted effective March 31, 2014. IFRS 9 (2014) includes updated guidance on the classification and measurement of financial assets. The final standard also amends the impairment model by introducing a new expected credit loss model for calculating impairment, and new general hedge accounting requirements. The mandatory effective date of IFRS 9 (2014) is for annual periods beginning on or after January 1, 2018 and must be applied retrospectively with some exemptions. Early adoption is permitted. The Company is currently assessing the impact of the adoption of this standard on its consolidated financial statements.

14.0	RELATED PARTY TRANSACTIONS

Prior to the acquisition of the remaining 50% interest of CanAm on October 29, 2012, we purchased a portion of our yarn requirements from CanAm, which was a jointly-controlled entity over which the Company exercised joint control. The purchase of yarn from CanAm was in the normal course of operations and was measured at the exchange amounts, which is the amount of consideration established and agreed to by the related parties. Total yarn purchases made by the Company from CanAm in fiscal 2013 were $1.4 million.

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MANAGEMENT’S DISCUSSION AND ANALYSIS

The Company leases manufacturing, warehouse and office space from certain officers of subsidiaries of the Company under operating leases. The payments made on these leases were in accordance with the terms of the lease agreements established and agreed to by the related parties, which amounted to $0.7 million for fiscal 2014 (2013 - $0.3 million). There were no amounts owing as at October 5, 2014 and September 29, 2013.

15.0	DISCLOSURE CONTROLS AND PROCEDURES

As stated in the Canadian Securities Administrators’ National Instrument 52-109, Certification of Disclosure in Issuers’ Annual and Interim Filings and Rules 13a-15(e) and 15d-15(e) under the U.S. Securities Exchange Act of 1934, disclosure controls and procedures means controls and other procedures of an issuer that are designed to provide reasonable assurance that information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported within the time periods specified in the securities legislation and include controls and procedures designed to ensure that information required to be disclosed by an issuer in its annual filings, interim filings or other reports filed or submitted under securities legislation is accumulated and communicated to the issuer’s management, including its certifying officers, as appropriate to allow timely decisions regarding required disclosure.

An evaluation was carried out under the supervision of, and with the participation of, our management, including our Chief Executive Officer and our Chief Financial Officer, of the effectiveness of our disclosure controls and procedures as at October 5, 2014. For the year ended October 5, 2014, management’s evaluation of the effectiveness of its disclosure controls and procedures excluded the disclosure controls and procedures of the acquired business of Doris Inc., which was acquired by the Company in an acquisition consummated on July 7, 2014, the results of which are included in the audited annual consolidated financial statements of the Company for the year ended October 5, 2014, to the extent Doris’ disclosure controls and procedures are subsumed by internal control over financial reporting. The consolidated results of the Company for the year ended October 5, 2014 included net sales of $21.0 million and net earnings of $3.2 million relating to Doris’ results of operations since the date of acquisition. Doris accounted for $131.3 million of total assets in the Company’s audited consolidated statement of financial position as at October 5, 2014. Based on that evaluation, which excluded Doris’ disclosure controls and procedures, our Chief Executive Officer and our Chief Financial Officer concluded that our disclosure controls and procedures were effective as of the end of such period.

16.0	INTERNAL CONTROL OVER FINANCIAL REPORTING

16.1 Management’s annual report on internal control over financial reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rules 13(a)-15(f) and 15(d)-15(f) under the U.S. Securities Exchange Act of 1934 and under National Instrument 52-109.

Our internal control over financial reporting includes those policies and procedures that: (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of our assets; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with International Financial Reporting Standards, and that our receipts and expenditures are being made only in accordance with authorization of our management and directors; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on the financial statements.

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MANAGEMENT’S DISCUSSION AND ANALYSIS

Under the supervision and with the participation of our Chief Executive Officer and our Chief Financial Officer, management conducted an evaluation of the effectiveness of our internal control over financial reporting, as at October 5, 2014, based on the framework set forth in Internal Control-Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). For the year ended October 5, 2014, management’s evaluation of internal control over financial reporting excluded the internal control over financial reporting of the acquired business of Doris Inc., which was acquired by the Company in an acquisition consummated on July 7, 2014, the results of which are included in the audited annual consolidated financial statements of the Company for the year ended October 5, 2014. Based on that evaluation under this framework, which excluded Doris’ internal control over financial reporting, our Chief Executive Officer and our Chief Financial Officer concluded that our internal control over financial reporting was effective as of that date.

16.2 Attestation report of independent registered public accounting firm

KPMG LLP, an independent registered public accounting firm, which audited and reported on our financial statements in this Report to Shareholders, has issued an unqualified attestation report on the effectiveness of our internal control over financial reporting as at October 5, 2014.

16.3 Changes in internal control over financial reporting

There have been no changes during fiscal 2014 in our internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

The design of any system of controls and procedures is based in part upon certain assumptions about the likelihood of certain events. There can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions, regardless of how remote.

17.0	RISKS AND UNCERTAINTIES

In addition to the risks previously described under the sections “Financial risk management”, “Critical accounting estimates and judgments”, and those described elsewhere in this annual MD&A, this section describes the principal risks that could have a material and adverse effect on our financial condition, results of operations or business, cash flows or the trading price of our common shares, as well as cause actual results to differ materially from our expectations expressed in or implied by our forward-looking statements. The risks listed below are not the only risks that could affect the Company. Additional risks and uncertainties not currently known to us or that we currently deem to be immaterial may also materially and adversely affect our financial condition, results of operations, cash flows or business.

Our ability to implement our strategies and plans

The growth of our business depends on the successful execution of our key strategic initiatives, which are described in section 4.0 of this MD&A. We may not be able to successfully implement our growth strategy in the future. We may not be successful in increasing our penetration in the North American and international markets as success factors may be different and economic returns may be lower in new market channels and new geographical markets which the Company enters. In addition, we may not be successful in further developing our company-owned brands and obtaining and successfully introducing new programs in the U.S. retail channel, including increasing our sales of underwear and activewear to retailers, or achieving targeted levels of profitability in our Branded Apparel segment. Failure to successfully develop new business in new market channels or new geographical markets may limit our opportunities for growth. Also, there can be no assurance that we do not encounter operational issues that may affect or disrupt our current production or supply chain or delay the ramp-up of new facilities. In addition, we may not be successful in adding new low-cost capacity to support our planned sales growth, in executing on furthering our vertical integration into yarn-spinning, or in achieving targeted manufacturing and distribution cost reductions. Our ability to generate cash flows from operations will depend on the success we have in executing our key strategic initiatives, which in turn will ultimately impact our ability to reinvest cash flows or distribute cash flows to our shareholders. We may be unable to identify acquisition

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MANAGEMENT’S DISCUSSION AND ANALYSIS

targets, successfully integrate a newly acquired business, or achieve expected synergies from such integration.

Our ability to compete effectively

The markets for our products are highly competitive. Competition is generally based upon price, with reliable quality and service also being critical requirements for success. Our competitive strengths include our expertise in building and operating large-scale, vertically-integrated, strategically-located manufacturing hubs which has allowed us to operate efficiently and reduce costs, offer competitive pricing, and a reliable supply chain. There can be no assurance that we will be able to maintain our low cost manufacturing and distribution structure, and remain competitive in the areas of price, quality, service, and marketing. In addition, there can be no assurance that the level and intensity of competition will not increase, or that competitors will not improve their competitive position relative to Gildan’s. Any changes in our ability to compete effectively in the future may result in the loss of customers to competitors, reduction in customer orders or shelf space, lower prices, the need for additional customer price incentives and other forms of marketing support to our customers, all of which could have an adverse effect on our profitability if we are unable to offset such negative impact with new business or cost reductions.

Our ability to integrate acquisitions

The Company’s strategic opportunities include potential complementary acquisitions that could support, strengthen or expand our business. The integration of newly acquired businesses may prove to be more challenging, take more time than originally anticipated and result in significant additional costs and/or operational issues, all of which could adversely affect our financial condition and results of operations. In addition, we may not be able to fully realize expected synergies and other benefits.

Adverse changes in general economic conditions

General economic and financial conditions, globally or in one or more of the markets we serve, may adversely affect our business. If there is a decline in economic growth and in consumer and commercial activity, and/or if adverse financial conditions exist in the credit markets, as in the case of the global credit crisis in 2008 and 2009, this may lead to lower demand for our products resulting in sales volume reductions and lower selling prices, and may cause us to operate at levels below our optimal production capacity, which would result in higher unit production costs, all of which could adversely affect our profitability and reduce cash flows from operations. Weak economic and financial conditions could also negatively affect the financial condition of our customers, which could result in lower sales volumes and increased credit risk. The nature and extent of the Company’s credit risks are described under the section “Financial risk management”.

Our reliance on a small number of significant customers

We rely on a small number of customers for a significant portion of our total sales. In fiscal 2014 our largest and second largest customers accounted for 17.7% and 10.7% (2013 – 17.9% and 11.3%) of total sales respectively, and our top ten customers accounted for 56.6% (2013 – 57.5%) of total sales. We expect that these customers will continue to represent a significant portion of our sales in the future.

Future sales volumes and profitability could be adversely affected should one or more of the following events occur:
•
a significant customer substantially reduces its purchases or ceases to buy from us, or Gildan elects to reduce its volume of business with or cease to sell to a significant customer, and we cannot replace that business with sales to other customers on similar terms;

•	a large customer exercises its purchasing power to negotiate lower prices or to require Gildan to incur additional service and other costs;
•	further industry consolidation leads to greater customer concentration and competition; and
•	a large customer encounters financial difficulties and is unable to meet its financial obligations.

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MANAGEMENT’S DISCUSSION AND ANALYSIS

Our customers do not commit to purchase minimum quantities

Our contracts with our customers do not require them to purchase a minimum quantity of our products or commit to minimum shelf space allocation for our products. If any of our customers experience a significant business downturn or fail to remain committed to our products, they may reduce or discontinue purchases from us. Although we have maintained long-term relationships with many of our wholesale distributor and retail customers, there can be no assurance that historic levels of business from any of our customers will continue in the future.

Our ability to anticipate, identify or react to evolving consumer preferences and trends

While we currently focus on basic products, the apparel industry, particularly within the retail channel, is subject to evolving consumer preferences and trends. Our success may be negatively impacted by changes in consumer preferences which do not fit with Gildan’s core competency of marketing and large-scale manufacturing of basic apparel products. If we are unable to successfully anticipate, identify or react to changing styles or trends or misjudge the market for our products, our sales could be negatively impacted and we may be faced with unsold inventory which could adversely impact our profitability. In addition, when introducing new products for our customers we may incur additional costs and transitional manufacturing inefficiencies as we ramp-up production or upgrade manufacturing capabilities to support such customer programs, which could adversely impact our profitability.

Our ability to manage production and inventory levels effectively in relation to changes in customer demand

Demand for our products may vary from year to year. We aim to appropriately balance our production and inventory with our ability to meet market demand. Based on discussions with our customers and internally generated projections reflecting our analysis of factors impacting industry demand, we produce and carry finished goods inventory to meet the expected demand for delivery of specific product categories. If, after producing and carrying inventory in anticipation of deliveries, demand is significantly less than expected, we may have to carry inventory for extended periods of time, or sell excess inventory at reduced prices. In either case, our profits would be reduced. Excess inventory could also result in lower production levels, resulting in lower plant and equipment utilization and lower absorption of fixed operating costs. Alternatively, we are also exposed to loss of sales opportunities and market share, if we produce insufficient inventory to satisfy our customers’ demand for specific product categories as a result of underestimating market demand or not meeting production targets, in which case our customers could seek to fulfill their product needs from competitors and reduce the amount of business they do with us.

Fluctuations and volatility in the price of raw materials used to manufacture our products

Cotton and polyester fibers are the primary raw materials used in the manufacture of our products. We also use chemicals, dyestuffs and trims which we purchase from a variety of suppliers. The price of cotton fluctuates and is affected by consumer demand, global supply, which may be impacted by weather conditions in any given year, speculation in the commodities market, the relative valuations and fluctuations of the currencies of producer versus consumer countries and other factors that are generally unpredictable and beyond our control. In addition, fluctuations in crude oil or petroleum prices affect our energy consumption costs and can also influence transportation costs and the cost of related items used in our business, such as polyester fibers, chemicals, dyestuffs and trims. As discussed under the heading entitled “Commodity risk” in the “Financial risk management” section of this annual MD&A, the Company purchases cotton and polyester fibers through its yarn-spinning facilities, and also purchases processed cotton yarn and blended yarn from outside vendors, at prices that are correlated with the price of cotton and polyester fibers. The Company may enter into contracts up to eighteen months in advance of future delivery dates to establish fixed prices for cotton and cotton yarn purchases and reduce the effect of price fluctuations in the cost of cotton used in the manufacture of its products. For future delivery periods where such fixed price contracts have been entered into, the Company will be protected against cotton price increases but would not be able to benefit from cotton price decreases. Conversely, in the event that we have not entered into sufficient fixed priced contracts for cotton or have not made other arrangements to lock in the price of cotton yarn in advance of delivery, we will not be protected against cotton price increases, but will be in a position to benefit from any cotton price decreases. A significant increase in raw

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MANAGEMENT’S DISCUSSION AND ANALYSIS

material costs, particularly cotton costs, could have a material adverse effect on our business, results of operations and financial condition, if the increase or part of the increase is not mitigated through additional manufacturing and distribution cost reductions and/or higher selling prices, or if resulting selling price increases adversely impact demand for the Company’s products. In addition, when the Company fixes its cotton costs for future delivery periods and the cost of cotton subsequently decreases significantly for that delivery period, the Company may need to reduce selling prices, which could adversely impact the Company’s results of operations.

Our dependence on key suppliers

Our ability to meet our customers’ needs depends on our ability to maintain an uninterrupted supply of raw materials and finished goods from third party suppliers. More specifically, we source cotton and cotton-based yarns primarily from a limited number of outside suppliers. In addition, a substantial portion of the products sold under the Gold Toe® portfolio of brands and other licensed brands are purchased from a number of third party suppliers. Our business, financial condition or results of operations could be adversely affected if there is a significant change in our relationship with any of our principal suppliers of yarn or finished goods, or if any of these key suppliers have difficulty sourcing cotton fibers and other raw materials, experience production disruptions, fail to maintain production quality, experience transportation disruptions or encounter financial difficulties. These events can result in lost sales, cancellation charges or excessive markdowns, all of which can adversely affect our business, financial condition or results of operations.

Climate, political, social and economic risks in the countries in which we operate or from which we source production

The majority of our products are manufactured in Central America, primarily in Honduras and the Caribbean Basin, and to a lesser extent in Bangladesh, as described in the section entitled “Our operations”. We also purchase significant volumes of socks from third party suppliers in Asia. Some of the countries in which we operate or source from have experienced political, social and economic instability in the past, and we cannot be certain of their future stability. In addition, most of our facilities are located in geographic regions that are exposed to the risk of, and have experienced in the past, hurricanes, floods and earthquakes, and any such events in the future could have a material adverse impact on our business.

The following conditions or events could disrupt our supply chain, interrupt production at our facilities or those of our suppliers, materially increase our cost of sales and other operating expenses, result in material asset losses, or require additional capital expenditures to be incurred:
•	fires, pandemics, extraordinary weather conditions or natural disasters, such as hurricanes, tornadoes, floods, tsunamis, typhoons and earthquakes;
•	political instability, social and labour unrest, war or terrorism;
•	disruptions in shipping and freight forwarding services; and
•	interruptions in the availability of basic services and infrastructure, including power and water shortages.

Our insurance programs do not cover every potential loss associated with our operations, including potential damage to assets, lost profits and liability that could result from the aforementioned conditions or events. In addition, our insurance may not fully cover the consequences resulting from a loss event, due to insurance limits, sub-limits or policy exclusions. Any occurrence not fully covered by insurance could have an adverse effect on our business.

We rely on certain international trade agreements and preference programs and are subject to evolving international trade regulations

As a multinational corporation, we are affected by international trade legislation, bilateral and multilateral trade agreements and trade preference programs in the countries in which we operate, source and sell products. Although the textile and apparel industries of developed countries such as Canada, the United States and the European Union have historically received a relatively higher degree of trade protection than other industries, trade liberalization has diminished this protection in recent years. In order to remain

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MANAGEMENT’S DISCUSSION AND ANALYSIS

globally competitive, we have situated our manufacturing facilities in strategic locations to leverage the benefits of a number of trade liberalization measures, providing us duty free access to many of our markets. Such measures are advantageous because of the otherwise generally high duty rates that apply to apparel products in many countries. The United States has implemented several free trade agreements and trade preference programs to enhance trade with certain countries. The Company relies on a number of preferential trade programs which provide duty free access to the U.S. market for goods meeting specified rules of origin, including the Caribbean Basin Trade Partnership Act, the Dominican Republic – Central America – United States Free Trade Agreement (CAFTA-DR) and the Haitian Hemispheric Opportunity through Partnership Encouragement (HOPE). The Company relies on similar arrangements to access the European Union, Canada and other markets. Changes to trade agreements or trade preference programs that the Company currently relies on may negatively impact our global competitive position. The likelihood that the agreements and preference programs around which we have built our manufacturing supply chain will be modified, repealed, or allowed to expire, and the extent of the impact of such changes on our business, cannot be determined with certainty.

Most trade agreements provide for the application of special safeguards in the form of reinstatement of normal duties if increased imports constitute a substantial cause of serious injury, or threat thereof, to a domestic industry. The likelihood that a safeguard will be adopted and the extent of its impact on our business cannot be determined with certainty.

In 2014, the United States continued free trade negotiations with a group of countries under the umbrella of the Trans-Pacific Partnership (TPP). Countries participating in the TPP negotiations at this time are Australia, Brunei, Canada, Chile, Mexico, Malaysia, New Zealand, Peru, Singapore, Japan and Vietnam. The United States’ entry into new free trade agreements may negatively affect our competitive position in the United States. Overall, new agreements or arrangements that further liberalize access to our key developed country markets from countries where our competitors make products could potentially impact our competiveness in those markets negatively. The likelihood that any such agreements, measures or programs will be adopted, modified, repealed, or allowed to expire, and the extent of the impact of such changes on our business, cannot be determined with certainty.

In addition, the Company is subject to customs audits as well as valuation and origin verifications in the various countries in which it operates. Although we believe that our customs compliance programs are effective at ensuring the eligibility of all goods manufactured for the preferential treatment claimed upon importation, we cannot predict the outcome of any governmental audit or inquiry. In 2014, the Company activated the second of two U.S. foreign trade zones (FTZs) that it operates. The FTZs enhance efficiencies in the customs entry process and allow for the avoidance of duty on certain goods distributed internationally. FTZs are highly regulated operations and while the Company believes it has adequate systems and controls in place to manage the regulatory requirements associated with FTZs, we cannot predict the outcome of any governmental audit or examination of the FTZs.

In recent years, governmental bodies have responded to the increased threat of terrorist activity by requiring greater levels of inspection of imported goods and imposing security requirements on importers, carriers and others in the global supply chain. These added requirements can sometimes cause delays and increase costs in bringing imported goods to market. We believe we have effectively addressed these requirements in order to maximize velocity in our supply chain, but changes in security requirements or tightening of security procedures, for example, in the aftermath of a terrorist incident, could cause delays in our goods reaching the markets in which we distribute our products.

Textile and apparel articles are generally not subject to specific export restrictions or licensing requirements in the countries where we manufacture and distribute goods. However, the creation of export licensing requirements, imposition of restrictions on export quantities or specification of minimum export pricing and/or export prices or duties could potentially have an adverse impact on our business. In addition, unilateral and multilateral sanctions and restrictions on dealings with certain countries and persons are unpredictable, yet continue to emerge and evolve in response to international economic and political events, and could impact our trading relationships with vendors or customers.

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MANAGEMENT’S DISCUSSION AND ANALYSIS

Factors or circumstances that could increase our effective income tax rate

The Company benefits from a low overall effective corporate tax rate as the majority of its profits are earned and the majority of its sales, marketing and manufacturing operations are carried out in low tax rate jurisdictions in Central America and the Caribbean Basin. The Company’s income tax filing positions and income tax provisions are based on interpretations of applicable tax laws, including income tax treaties between various countries in which the Company operates as well as underlying rules and regulations with respect to transfer pricing. These interpretations involve judgments and estimates and may be challenged through government taxation audits that the Company is regularly subject to. Although the Company believes its tax filing positions are sustainable, we cannot predict with certainty the outcome of any audit undertaken by taxation authorities in any jurisdictions in which we operate, and the final result may vary compared to the estimates and assumptions used by management in determining the Company’s consolidated income tax provision and in valuing its income tax assets and liabilities. Depending on the ultimate outcome of any such audit, there may be a material adverse impact on the Company’s financial condition, results of operations and cash flows. In addition, if the Company were to receive a tax reassessment by a taxation authority prior to the ultimate resolution of an audit, the Company could be required to submit an advance deposit on the amount reassessed.

The Company’s overall effective income tax rate may also be adversely affected by the following: changes to current domestic laws in the countries in which the Company operates; changes to the income tax treaties the Company currently relies on; an increase in income and withholding tax rates; changes to free trade and export processing zone rules in certain countries where the Company is currently not subject to income tax; changes to guidance regarding the interpretation and application of domestic laws, free trade and export processing zones and income tax treaties; increases in the proportion of the Company’s overall profits being earned in higher tax rate jurisdictions due to changes in the locations of the Company’s operations; and changes in the mix of profits between operating segments; or other factors.

We have not recognized a deferred income tax liability for the undistributed profits of our subsidiaries, as we currently have no intention to repatriate these profits. If our expectations or intentions change in the future, we could be required to recognize a charge to earnings for the tax liability relating to the undistributed profits of our subsidiaries, which could also result in a corresponding cash outflow in the years in which the earnings would be repatriated. As at October 5, 2014, the estimated income tax liability that would result in the event of a full repatriation of these undistributed profits is approximately $43 million.

Compliance with environmental, health and safety regulations

We are subject to various federal, state and local environmental and occupational health and safety laws and regulations in the different jurisdictions in which we operate, concerning, among other things, wastewater discharges, storm water flows, and solid waste disposal. Our manufacturing plants generate small quantities of hazardous waste, which are either recycled or disposed of by licensed waste management companies. Through our Corporate Environmental Policy, Environmental Code of Practice and Environmental Management System, we seek not only to comply with applicable laws and regulations, but also to reduce our environmental footprint through waste prevention, recovery and treatment. Although we believe that we are currently in compliance in all material respects with the regulatory requirements of those jurisdictions in which our facilities are located, the extent of our liability, if any, for past failures to comply with laws, regulations and permits applicable to our operations cannot be reasonably determined. During fiscal 2013, Gildan was notified that a Gold Toe Moretz subsidiary has been identified as one of numerous “potentially responsible parties” at a certain waste disposal site undergoing an investigation by the Pennsylvania Department of Environmental Protection under the Pennsylvania Hazardous Sites Cleanup Act and the Solid Waste Management Act. As a result of activities alleged to have occurred during the 1980’s, Gildan could be liable to contribute to the costs of any investigation or cleanup action which the site may require, although to date we have insufficient information from the authorities as to the potential costs of the investigation and cleanup or to reasonably estimate Gildan’s share of liability for any such costs, if any.

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MANAGEMENT’S DISCUSSION AND ANALYSIS

In line with our commitment to the environment, as well as to the health and safety of our employees, we incur capital and other expenditures each year that are aimed at achieving compliance with current environmental standards. For fiscal 2014, the requirements with regard to environmental protection did not have a significant financial or operational impact on the Company's capital expenditures, earnings and competitive position. Although we do not expect that the amount of these expenditures in the future will have a material impact on our operations, financial condition or liquidity, there can be no assurance that future changes in federal, state or local regulations, interpretations of existing regulations or the discovery of currently unknown problems or conditions will not require substantial additional environmental remediation expenditures or result in a disruption to our supply chain that could have a material adverse effect on our business.

Our significant reliance on our information systems for our business operations

We place significant reliance on our information systems, including our JD Edwards Enterprise Resource Planning (ERP) system. We are in the process of upgrading our ERP system to the current release. We depend on our information systems to purchase raw materials and supplies, schedule and manage production, process transactions, summarize results, respond to customer inquiries, manage inventories and ship goods on a timely basis to our customers. There can be no assurance that we will not experience operational problems with our information systems as a result of system failures, viruses, security and cyber security breaches, disasters or other causes, or in connection with the implementation of the upgrade to our ERP system. In addition, there can be no assurance that we will be able to timely modify or adapt our systems to meet evolving requirements for our business. Any material disruption or slowdown of our systems could cause operational delays and other impacts that could have a material adverse effect on our business.

Adverse changes in third party licensing arrangements and licensed brands

A number of products are designed, manufactured, sourced and sold under trademarks that we license from third parties, under contractual licensing relationships that are subject to periodic renewal. Because we do not control the brands licensed to us, our licensors could make changes to their brands or business models that could result in a significant downturn in a brand’s business, adversely affecting our sales and results of operations. If any licensor fails to adequately maintain or protect their trademarks, engages in behaviour with respect to the licensed marks that would cause us reputational harm, or if any of the brands licensed to us violates the trademark rights of a third party or are deemed to be invalid or unenforceable, we could experience a significant downturn in that brand’s business, adversely affecting our sales and results of operations, and we may be required to expend significant amounts on public relations, advertising, legal and other related costs. In addition, if any of these licensors chooses to cease licensing these brands to us in the future, our sales and results of operations would be adversely affected.

Our ability to protect our intellectual property rights

Our trademarks are important to our marketing efforts and have substantial value. We aggressively protect these trademarks from infringement and dilution through appropriate measures, including court actions and administrative proceedings; however, the actions we have taken to establish and protect our trademarks and other intellectual property may not be adequate. We cannot be certain that others will not imitate our products or infringe our intellectual property rights. Infringement or counterfeiting of our products could diminish the value of our brands or otherwise adversely affect our business. In addition, unilateral actions in the United States or other countries, such as changes to or the repeal of laws recognizing trademark or other intellectual property rights, could have an impact on our ability to enforce those rights.

From time to time we are involved in opposition and cancellation proceedings with respect to our intellectual property, which could affect its validity, enforceability and use. The value of our intellectual property could diminish if others assert rights in, or ownership of, or oppose our applications to register, our trademarks and other intellectual property rights. In some cases, there may be trademark owners who have prior rights to our trademarks or to similar trademarks, which could harm our ability to sell products under or register such trademarks. In addition, we have registered trademarks in certain foreign jurisdictions and the laws of foreign countries may not protect our intellectual property rights to the same

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MANAGEMENT’S DISCUSSION AND ANALYSIS

extent as do the laws of the United States or Canada. We do not own trademark rights to all of our brands in all jurisdictions, which may limit the future sales growth of certain branded products in such jurisdictions. Furthermore, actions we have taken to protect our intellectual property rights may not be adequate to prevent others from seeking to invalidate our trademarks or block sales of our products as a violation of the trademarks and intellectual property rights of others.

In some cases, litigation may be necessary to protect our trademarks and other intellectual property rights, to enforce our rights or defend against claims by third parties alleging that we infringe, dilute, misappropriate or otherwise violate third party trademark or other intellectual property rights. Any litigation or claims brought by or against us, whether with or without merit, and whether successful or not, could result in substantial costs and diversion of our resources, which could adversely affect our business, financial condition, results of operation and cash flows. Any intellectual property litigation claims against us could result in the loss or compromise of our intellectual property rights, could subject us to significant liabilities, require us to seek licenses on unfavorable terms, if available at all, and/or require us to rebrand our products and services, any of which could adversely affect our business, financial condition, results of operations and cash flows.

Changes in our relationship with our employees or changes to domestic and foreign employment regulations

We employ approximately 43,000 employees worldwide. As a result, changes in domestic and foreign laws governing our relationships with our employees, including wage and human resources laws and regulations, fair labour standards, overtime pay, unemployment tax rates, workers’ compensation rates and payroll taxes, would likely have a direct impact on our operating costs. The vast majority of our employees are employed outside of Canada and the United States. A significant increase in wage rates in the countries in which we operate could have a material impact on our operating costs.

The Company has historically been able to operate in a productive manner in all of its manufacturing facilities without experiencing significant labour disruptions, such as strikes or work stoppages. Some of our employees are members of labour organizations, specifically, the Company is party to collective bargaining agreements at three of its sewing facilities in Nicaragua and one sewing facility in Honduras. In connection with its textile operations in the Dominican Republic, the Company was previously a party to a collective bargaining agreement with a union registered with the Dominican Ministry of Labor, covering approximately 900 employees. The collective bargaining agreement was terminated in February 2011 upon the mutual consent of the Company and the union, although the union is still claiming to represent a majority of the factory workers. A second union is also claiming that it represents the majority of the workers at the plant and the matter is now before the Dominican Republic Labor Court. Notwithstanding the termination of the agreement, the Company is continuing to provide all of the benefits to the employees covered by the original agreement. If labour relations were to change or deteriorate at any of our facilities or any of our third-party contractors’ facilities, this could adversely affect the productivity and cost structure of the Company’s manufacturing operations.

Negative publicity as a result of violation in local labour laws or international labour standards, unethical labour and other business practices

We are committed to ensuring that all of our operations comply with our strict internal Code of Conduct, local and international laws, and the codes and principles to which we subscribe, including those of Worldwide Responsible Accredited Production (WRAP) and the Fair Labor Association (FLA). While the majority of our manufacturing operations are conducted through company-owned facilities, we also utilize third-party contractors, which we do not control, to complement our vertically-integrated production. If one of our own manufacturing operations or one of our third-party contractors or sub-contractors violates or is accused of violating local or international labour laws or other applicable regulations, or engages in labour or other practices that would be viewed, in any market in which our products are sold, as unethical, we could suffer negative publicity which could harm our reputation and result in a loss of sales.

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MANAGEMENT’S DISCUSSION AND ANALYSIS

Our dependence on key management and our ability to attract and/or retain key personnel

Our success depends upon the continued contributions of our key management, some of whom have unique talents and experience and would be difficult to replace in the short term. The loss or interruption of the services of a key executive could have a material adverse effect on our business during the transitional period that would be required to restructure the organization or for a successor to assume the responsibilities of the key management position. Our future success will also depend on our ability to attract and retain key managers, sales people and other personnel. We may not be able to attract or retain these employees, which could adversely affect our business.

Product safety regulation

We are subject to consumer product safety laws and regulations that could affect our business. In the United States, we are subject to the Consumer Product Safety Act, as amended by the Consumer Product Safety Improvement Act of 2008, the Federal Hazardous Substances Act, the Flammable Fabrics Act, the Toxic Substances Control Act, and rules and regulations promulgated pursuant to these statutes. Such laws provide for substantial penalties for non-compliance. These statutes and regulations include requirements for testing and certification for flammability of wearing apparel, for lead content and lead in surface coatings in children’s products, and for phthalate content in child care articles, including plasticized components of children’s sleepwear. We are also subject to similar laws and regulations, and to additional warning and reporting requirements, in the various individual states in which our products are sold.

In Canada, we are subject to similar laws and regulations, the most significant of which are the Hazardous Products Act and the Canada Consumer Product Safety Act (CCPSA), which applies to manufacturers, importers, distributors, advertisers, and retailers of consumer products. The CCPSA bans apparel treated with certain flame retardants and requires compliance with children sleepwear regulations and regulations governing flammability of other apparel and phthalate content in child articles (not including sleepwear).

In the European Union, we are also subject to product safety regulations, the most significant of which are imposed pursuant to the General Product Safety Directive. We are also subject to similar laws and regulations in the other jurisdictions in which our products are sold.

Compliance with existing and future product safety laws and regulations and enforcement policies may require that we incur capital and other costs, which may be significant. Non-compliance with applicable product safety laws and regulations may result in substantial fines and penalties, costs related to the recall, replacement and disposal of non-compliant products, as well as negative publicity which could harm our reputation and result in a loss of sales. Our customers may also require us to meet existing and additional consumer safety requirements, which may result in our inability to provide the products in the manner required. Although we believe that we are in compliance in all material respects with applicable product safety laws and regulations in the jurisdictions in which we operate, the extent of our liability, if any, for past failure to comply with laws, regulations and permits applicable to our operations cannot be reasonably determined.

Litigation and/or regulatory actions

Our business involves the risk of legal and regulatory actions regarding such matters as product liability, employment practices, patent and trademark infringement, bankruptcies and other claims. Due to the inherent uncertainties of litigation or regulatory actions in both domestic and foreign jurisdictions, we cannot accurately predict the ultimate outcome of any such proceedings. These proceedings could cause us to incur costs and may require us to devote resources to defend against these claims and could ultimately result in a loss against these claims or other remedies such as product recalls, which could adversely affect our financial condition and results of operations.

As part of the regulatory and legal environments in which we operate, Gildan is subject to anti-bribery laws that prohibit improper payments directly or indirectly to government officials, authorities or persons defined in those anti-bribery laws in order to obtain business or other improper advantages in the conduct of business. Failure by our employees, subcontractors, suppliers, agents and/or partners to comply with anti-

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MANAGEMENT’S DISCUSSION AND ANALYSIS

bribery laws could impact Gildan in various ways that include, but are not limited to, criminal, civil and administrative legal sanctions, negative publicity, and could have a significant adverse impact on Gildan’s results.

Data security and privacy breaches

Our business involves the regular collection and use of sensitive and confidential information regarding customers and employees. These activities are highly regulated and privacy and information security laws are complex and constantly changing. Non-compliance with these laws and regulations can lead to legal liability. Furthermore, despite the security measures we have in place, any actual or perceived information security breach, whether due to "cyber attack", computer viruses or human error, could lead to damage to our reputation and a resulting material adverse effect on our financial condition and results of operations.

18.0	DEFINITION AND RECONCILIATION OF NON-GAAP FINANCIAL MEASURES

We use non-GAAP financial measures (non-GAAP measures) to assess our operating performance and financial condition. The terms and definitions of the non-GAAP measures used in this report and a reconciliation of each non-GAAP measure to the most directly comparable IFRS measure are provided below. The non-GAAP measures are presented on a consistent basis for all periods presented in this MD&A. In fiscal 2013, we amended our definition of adjusted net earnings and adjusted diluted EPS as described below. This change did not affect these measures for prior years. These non-GAAP measures do not have any standardized meanings prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other companies. Accordingly, they should not be considered in isolation.

Adjusted net earnings and adjusted diluted EPS

Adjusted net earnings is calculated as net earnings before restructuring and acquisition-related costs, net of related income tax recoveries. In fiscal 2013, adjusted net earnings also excluded the recognition of a deferred hedging loss on interest rate swaps that were unwound in the fourth quarter of fiscal 2013, as described under the heading entitled “Financial expenses, net” in section 5.4.6 of this MD&A. Adjusted diluted EPS is calculated as adjusted net earnings divided by the diluted weighted average number of common shares outstanding. Management uses adjusted net earnings and adjusted diluted EPS to measure our performance from one period to the next, without the variations caused by the impacts of the items described above. We exclude these items because they affect the comparability of our financial results and could potentially distort the analysis of trends in our business performance. Excluding these items does not imply they are necessarily non-recurring.

(in $ millions, except per share amounts)	Q4-2014	Q4-2013	2014	2013

Net earnings	122.7	96.8	359.6	320.2
Adjustments for:
Restructuring and acquisition-related costs	0.5	1.1	3.2	8.8
Recognition of deferred hedging loss on interest rate swaps	-	4.7	-	4.7
Income tax recovery on restructuring and acquisition-related
costs	(0.4)	(0.6)	(0.8)	(3.4)
Adjusted net earnings	122.8	102.0	362.0	330.3
Basic EPS	1.01	0.80	2.95	2.64
Diluted EPS	1.00	0.79	2.92	2.61
Adjusted diluted EPS	1.00	0.83	2.94	2.69
Certain minor rounding variances exist between the consolidated financial statements and this summary.

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MANAGEMENT’S DISCUSSION AND ANALYSIS

Adjusted EBITDA

Adjusted EBITDA is calculated as earnings before financial expenses, income taxes and depreciation and amortization and excludes the impact of restructuring and acquisition-related costs. We use adjusted EBITDA, among other measures, to assess the operating performance of our business. We also believe this measure is commonly used by investors and analysts to measure a company’s ability to service debt and to meet other payment obligations, or as a common valuation measurement. We exclude depreciation and amortization expenses, which are non-cash in nature and can vary significantly depending upon accounting methods or non-operating factors such as historical cost. Excluding these items does not imply they are necessarily non-recurring.

(in $ millions)	Q4-2014	Q4-2013	2014	2013

Net earnings	122.7	96.8	359.6	320.2
Restructuring and acquisition-related costs	0.5	1.1	3.2	8.8
Depreciation and amortization	24.3	24.7	95.6	95.3
Financial expenses, net	1.6	6.7	2.9	12.0
Income tax (recovery) expense	(5.0)	2.7	7.0	10.5
Adjusted EBITDA	144.1	132.0	468.3	446.8
Certain minor rounding variances exist between the consolidated financial statements and this summary.

Free cash flow

Free cash flow is defined as cash from operating activities including net changes in non-cash working capital balances, less cash flow used in investing activities excluding business acquisitions. We consider free cash flow to be an important indicator of the financial strength and performance of our business, because it shows how much cash is available after capital expenditures to repay debt and to reinvest in our business, to pursue business acquisitions, and/or to redistribute to our shareholders. We believe this measure is commonly used by investors and analysts when valuing a business and its underlying assets.

(in $ millions)	2014	2013

Cash flows from operating activities	264.1	427.2
Cash flows used in investing activities	(389.5)	(172.1)
Adjustment for:
Business acquisitions	101.7	8.0
Free cash flow	(23.7)	263.1
Certain minor rounding variances exist between the consolidated financial statements and this summary.

Total indebtedness and net indebtedness (cash in excess of total indebtedness)

Total indebtedness is defined as the total bank indebtedness and long-term debt (including any current portion), and net indebtedness (cash in excess of total indebtedness) is calculated as total indebtedness net of cash and cash equivalents. We consider total indebtedness and net indebtedness (cash in excess of total indebtedness) to be important indicators of the financial leverage of the Company.

	October 5,	September 29,
(in $ millions)	2014	2013

Long-term debt and total indebtedness	157.0	-
Cash and cash equivalents	(65.2)	(97.4)
Net indebtedness (cash in excess of total indebtedness)	91.8	(97.4)
Certain minor rounding variances exist between the consolidated financial statements and this summary.

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